Exhibit 99.76

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT made as of the 6th day of November, 2019

BETWEEN:

TORQUE ESPORTS CORP., a company existing under the laws of the Province of Ontario

(“Torque”)

AND:

UMG MEDIA LTD., a company existing under the laws of the Province of Alberta

(“UMG”)

THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each Party), the Parties hereby covenant and agree as follows:

Article 1
INTERPRETATION

1.1 Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

(a)	“ABCA” means the Business Corporations Act (Alberta);

(b)	”Acquisition Proposal” means any inquiry or the making of any proposal to UMG or the UMG Shareholders from any person or group of persons “acting jointly or in concert” (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (a) an acquisition from UMG of 20% or more of the voting securities of UMG; (b) any acquisition of a substantial amount of assets (or any lease or other arrangement having the same economic effect as a purchase or sale of a substantial amount of assets) of UMG and its subsidiaries taken as a whole; (c) an amalgamation, arrangement, merger, or consolidation involving UMG or its subsidiaries; (d) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving UMG or its subsidiaries; or (e) any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to reduce the benefits to UMG under this Agreement or the Arrangement; except that for the purpose of the definition of ”Superior Proposal”, the references in this definition of “Acquisition Proposal” to “20% or more of the voting securities” shall be deemed to be references to “all or substantially all of the outstanding voting securities”, and the references to “a substantial amount of assets” shall be deemed to be references to “all or substantially all of the assets”;

(c)	“Agreement” means this arrangement agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(d)	“Arrangement” means the arrangement involving Torque, UMG, the UMG Shareholders and other parties under section 193 of the ABCA on the terms and subject to the conditions set forth in this Agreement and in the Plan of Arrangement, subject to any amendments or variations made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of UMG and Torque, each acting reasonably;

(e)	“Arrangement Resolution” means the special resolution approving the Arrangement, to be substantially in the form and content of Exhibit A, to be considered, and if deemed advisable, passed with or without variation, by the UMG Shareholders at the UMG Meeting;

(f)	”Articles of Arrangement” means the articles of arrangement of UMG to be filed in connection with the Arrangement and required by subsection 193(10) of the ABCA, such articles to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement, and which shall be in a form and content satisfactory to UMG and Torque, each acting reasonably;

(g)	”Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person;

(h)	“Business Day” means any day other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

(i)	”Certificate of Arrangement” means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or subsection 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;

(j)	”Circular” means the notice of the UMG Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, and instrument of proxy, to be sent to, among others, the UMG Shareholders of record in accordance with the Interim Order in connection with the UMG Meeting, as amended, supplemented or otherwise modified from time to time;

(k)	“Court” means the Court of Queen’s Bench of Alberta in Calgary, Alberta;;

(l)	“Debt Instrument” means any bond, debenture, mortgage, promissory note or other instrument evidencing indebtedness for borrowed money;

(m)	”Depositary” means such entity chosen by the Parties to act as depositary for the Arrangement;

(n)	”Depositary Agreement” means the depositary agreement to be entered into among Torque, UMG and the Depositary;

(o)	“Dissent Rights” means the rights of dissent of the UMG Shareholders in respect of the Arrangement described in the Plan of Arrangement and the Interim Order;

(p)	“Effective Date” means the date designated by Torque and UMG by notice in writing as the effective date of the Arrangement, after all of the conditions of the Arrangement Agreement or the Final Order, as applicable, have been satisfied or waived;

(q)	“Effective Time” means the time when the transactions contemplated herein will be deemed to have been completed, which shall be 12:01 a.m. on the Effective Date or such other time as the Parties agree to in writing before the Effective Date;

(r)	“Encumbrance” means any mortgage, charge, easement, encroachment, lien, adverse claim, assignment by way of security, security interest, servitude, pledge, hypothecation, conditional sale agreement, security agreement, title retention agreement, financing statement, option, right of pre-emption, right of first refusal or right of first offer, privilege, obligation to assign, license, sublicense trust, royalty, carried, working, participation or net profits interest or other third party interest or other encumbrance or any agreement, option, right or privilege capable of becoming any of the foregoing;

(s)	“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

(t)	“GAAP” means generally accepted accounting principles set out in the Canadian Institute for Chartered Accountants Handbook for an entity that prepares its financial statements in accordance with IFRS;

(u)	“Governmental Entity” means any:

(i)	multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank or Tribunal;

(ii)	subdivision, agent, commission, board, or authority of any of the foregoing; or

(iii)	quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(v)	“Guarantee” means any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any like commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any Person;

(w)	“IFRS” means International Financial Reporting Standards;

(x)	”Intellectual Property” means all intellectual and industrial property which is recognized under the law of any jurisdiction anywhere in the world, whether under common law, by statute or otherwise, including, but not limited to, any intellectual or industrial property included in or covered by an Intellectual Property Registration, including but not limited to, intellectual or industrial property arising out of the following:

(i)	any invention, process, design, formula, algorithm, specification, technique, concept, idea, method, diagnostic, compound, development, composition, apparatus, machine, test, design, trade secret, know how, show how, or any improvement, modification, change or addition thereto;

(ii)	trade names, trade-marks, trade secrets, service names, service marks, business names, product names, brands, logos, and other distinctive identifications used in commerce, whether in connection with products or services, and the goodwill associated with any of the foregoing;

(iii)	original works of authorship, derivative works and other copyrightable works of any nature, and fixations of any of the foregoing;

(iv)	software, information technology, databases and fixations thereof;

(v)	uniform resource locators, website addresses, domain names, website content and all fixations thereof; and

(vi)	any other intangible property similar to any of the above;

(y)	”Intellectual Property Registration” means any application, certificate, filing, issuance, registration or other document (including, but not limited to, any provisional, reissue, divisional, continuation, continuation-in-part, re-examination, renewal or substitute thereof, or any term restoration or extension thereof) seeking or confirming rights in any Intellectual Property issued by, filed with or recorded in or by any Governmental Entity in any jurisdiction anywhere in the world (including, but not limited to, in the case of patent applications, international or multi-national applications filed in accordance with Chapter I of the Patent Cooperation Treaty or any other multi-lateral agreement), including any and all amendments to any of the foregoing;

(z)	“Interim Order” means the interim order of the Court made in connection with the process for obtaining shareholder approval of the Arrangement and related matters, as such order may be amended, supplemented or varied by the Court;

(aa)	“Laws” means any and all laws (statutory, common or otherwise), statutes, regulations, statutory rules, regulatory instruments, principles of law, orders, injunctions, judgments, published policies and guidelines (to the extent that they have the force of law), and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(bb)	”Leased Premises” means the premises which are used or otherwise occupied by a Party and which a Party uses or occupies, as applicable, as tenant, sub-tenant, leasee, sub-leasee or otherwise;

(cc)	“Material Adverse Change”, when used in connection with Torque or UMG, means any change, effect, development, event or occurrence that, individually or in the aggregate, is or would reasonably be expected to be material and adverse to the business, properties, assets, operations, condition, affairs, liabilities (contingent or otherwise) or obligations (whether absolute, conditional or otherwise) of such Party and its subsidiaries taken as a whole, other than any change, effect, event or occurrence:

(i)	relating to the announcement of the execution of this Agreement or relating to the Arrangement or other transactions contemplated by this Agreement;

(ii)	relating to a decrease in the market price of such Party’s common shares on any stock exchange (it being understood that, if the cause or causes of any decrease, in and of itself or themselves, is otherwise a Material Adverse Change, then such decrease may be taken into consideration when determining whether a Material Adverse Change has occurred);

(iii)	relating to the Canadian or international economy or securities markets in general;

(iv)	relating to any effect resulting from an act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof);

(v)	relating to any natural disaster;

(vi)	relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against a Party or a subsidiary of a Party) or in GAAP, in each case, to the extent necessary; or

(vii)	relating to any action taken by Torque or UMG that is required or contemplated by this Agreement;

provided, however, that the effect referred to in clauses (iii), (iv), (v) or (vi) above does not primarily relate to (or have the effect of primarily relating to) the Party or the Party’s subsidiaries, taken as a whole, or disproportionately adversely affect the Party and the Party’s subsidiaries, taken as a whole, compared with other companies of a similar size operating in the industry and jurisdiction in which that Party and that Party’s subsidiaries operate;

(dd)	“Material Adverse Effect”, when used in connection with Torque or UMG, means any change, effect, development, event or occurrence that has an effect that is, or would reasonably be expected to cause a Material Adverse Change with respect to such party and its subsidiaries taken as a whole;

(ee)	“Material Agreement” means, with respect to a Party:

(i)	any continuing contract for the purchase of materials, supplies, equipment or services involving, in the case of any such contract, more than $50,000 over the life of the contract;

(ii)	any contract that expires, or may be renewed at the option of any Person other than a Party or its respective subsidiaries so as to expire, more than one year after the date of this Agreement;

(iii)	any Debt Instrument;

(iv)	any contract for capital expenditures in excess of $50,000 in the aggregate;

(v)	any contract limiting the right of a Party or its respective subsidiaries to engage in any line of business or to compete with any other Person;

(vi)	any confidentiality, secrecy or non-disclosure contract;

(vii)	any contract pursuant to which a Party or its respective subsidiaries leases any real property;

(viii)	any contract pursuant to which Party or its respective subsidiaries leases any personal property involving payments by a Party or its respective subsidiaries in excess of $50,000 annually or involving rights or obligations which cannot be terminated without penalty on less than three months’ notice;

(ix)	any Guarantee;

(x)	any contract requiring the counterparty’s consent to a change of control of a Party or providing rights to the counterparty on a change of control of the Party;

(xi)	any contract with a non-arm’s length party;

(xii)	any hedges, swaps or other like financial instruments;

(xiii)	any employment contracts with employees and service contracts with independent contractors providing for annual compensation over $100,000 or any agreements with any executive officer;

(xiv)	any agreement to indemnify, hold harmless or defend any other Person with respect to any assertion of personal injury, damage to property, misappropriation or violation or warranting the lack thereof; and

(xv)	any other agreement, indenture, contract, lease, deed of trust, license, option, instrument or other commitment which is or would reasonably be expected to be material to the business, properties, assets, operations, condition (financial or otherwise) or prospects of Party or its respective subsidiaries;

(ff)	“material fact” and “material change” have the meanings ascribed thereto in Securities Laws;

(gg)	“misrepresentation” has the meaning ascribed thereto in Securities Laws;

(hh)	“Outside Date” means January 31, 2020 or such later date as may be agreed upon by the Parties;

(ii)	“Owned Intellectual Property” means any Intellectual Property (i) created or developed by or on behalf of a Party or (ii) to which the Party has acquired, by purchase, assignment or other transfer, the unconditional, unrestricted, exclusive right to control or prevent any and all use of such Intellectual Property by others without the consent or approval of or payment to, any other Person;

(jj)	“Parties” means Torque and UMG and “Party” means either of them;

(kk)	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(ll)	“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Exhibit B hereto and any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or the Final Order, as applicable;

(mm)	“Pre-Effective Date Period” means the period from and including the date hereof to and including the earlier of the Effective Time and the date of termination of this Agreement pursuant to Article 7;

(nn)	“Registrar” has the meaning given in the ABCA;

(oo)	“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of a notice without an objection being made) of Governmental Entities required in connection with the consummation of the Arrangement or any of the transactions contemplated hereby and includes, for greater certainty, any required approvals of the TSXV;

(pp)	“Section 3(a)(10) Exemption” has the meaning set out in Section 2.8;

(qq)	“Securities Laws” means the securities legislation of each of the provinces and territories of Canada, the policies and instruments of the securities commission or other regulatory authority in each such jurisdiction, the policies and regulations of any stock exchange on which the applicable Party’s securities are listed and posted for trading, and all other applicable state, federal and provincial securities Laws, rules, regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

(rr)	“SEDAR” means the System for Electronic Disclosure Analysis and Retrieval;

(ss)	”Share Exchange Ratio” means 0.081217 Torque Shares for each one UMG Share;

(tt)	“subsidiary” has the meaning ascribed thereto in the ABCA and includes, for greater certainty, an indirect subsidiary;

(uu)	“Tax Returns” means all returns, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

(vv)	“Taxes” means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, production taxes, severance taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(ww)	“Torque Agent’s Option” means an option to purchase Torque Shares by Torque’s agent;

(xx)	“Torque Board” means the board of directors of Torque;

(yy)	“Torque Information Record” means any press release, material change report, information circular, financial statement, management’s discussion and analysis or other document of Torque which has been publicly filed by it on SEDAR since August 31, 2018;

(zz)	“Torque Option” means an option to purchase Torque Shares;

(aaa)	“Torque Shares” means the common shares in the share capital of Torque;

(bbb)	“Tribunal” means:

(i)	any court (including a court of equity);

(ii)	any federal, provincial, state, county, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality;

(iii)	any securities commission, stock exchange or other regulatory or self-regulatory body;

(iv)	any arbitrator or arbitration tribunal; and

(v)	any other tribunal;

(ccc)	“TSXV” means the TSX Venture Exchange;

(ddd)	“UMG Board” means the board of directors of UMG;

(eee)	“UMG Broker Options” collectively all UMG Series 1 Broker Options and UMG Series 2 Broker Options;

(fff)	“UMG Disclosure Letter” means the disclosure letter executed by UMG and delivered to, and acknowledged and accepted by, Torque prior to the execution of this Agreement;

(ggg)	“UMG Financial Statements” means the audited financial statements of UMG on a comparative basis for the years ended December 31, 2018 and 2017;

(hhh)	“UMG Information Record” means any press release, material change report, information circular, financial statement, management’s discussion and analysis or other document of UMG which has been publicly filed by it on SEDAR since December 31, 2018;

(iii)	“UMG Material Agreements” means all Material Agreements to which UMG is a party, a list of which is set forth in the UMG Disclosure Letter;

(jjj)	“UMG Meeting” means the special meeting of UMG Shareholders including any adjournments or postponements thereof, to be called to consider the Arrangement;

(kkk)	“UMG Options” collectively all UMG Series 1 Options, UMG Series 2 Options and UMG Series 3 Options;

(lll)	”UMG Private Placement” means the non-brokered private placement offering to consist of UMG Shares at a price of $0.10 per UMG Share for gross proceeds of $1,200,000;

(mmm)	“UMG Securityholder” means collectively holders of UMG Shares, UMG Broker Options, UMG Options and UMG Warrants;

(nnn)	”UMG Series 1 Broker Options” means the options to acquire 114,800 UMG Shares at a price of $0.40 per UMG Share;

(ooo)	”UMG Series 1 Options” means the options to acquire 2,748,326 UMG Shares at a price of $0.39 per UMG Share;

(ppp)	”UMG Series 1 Warrants” means the warrants to acquire 709,042 UMG Shares at a price of $0.66 per UMG Share;

(qqq)	”UMG Series 2 Broker Options” means the options to acquire 147,597 UMG Shares at a price of $0.70 per UMG Share;

(rrr)	”UMG Series 2 Options” means the options to acquire 1,452,816 UMG Shares at a price of USD$0.51 per UMG Share;

(sss)	”UMG Series 2 Warrants” means the warrants to acquire 922,486 UMG Shares at a price of $0.88 per UMG Share;

(ttt)	”UMG Series 3 Options” means the options to acquire 364,800 UMG Shares at a price of USD$0.40 per UMG Share;

(uuu)	”UMG Series 3 Warrants” means the warrants to acquire 1,218,904 UMG Shares at a price of USD$0.51 per UMG Share;

(vvv)	“UMG Shares” means the common shares in the share capital of UMG;

(www)	“UMG Shareholder” means a holder of UMG Shares;

(xxx)	“UMG Subsidiaries” means, collectively, UMG Events LLC, Crowd Control Studios Inc. and UMG Events (Ontario) Ltd.;

(yyy)	“UMG Warrants” means all UMG Series 1 Warrants, UMG Series 2 Warrants and UMG Series 3 Warrants;

(zzz)	“United States” means the United States of America, its territories and possessions; and

(aaaa)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to a “Section” followed by a number and/or a letter refer to the specified section of this Agreement, and all references in this Agreement to an Exhibit followed by a letter refer to the specified Exhibit to this Agreement. Unless otherwise indicated, the terms “this Agreement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Agreement (including the Exhibits hereto), as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3 Currency.

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action.

In the event that any date on which any action is required to be taken hereunder by any of the Parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement.

This Agreement and the agreements and other documents referred to herein constitute the entire agreement among the Parties with respect to the Arrangement and other transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect thereto, including the letter of intent dated October 21, 2019 between the Parties, except for the confidentiality provisions contained therein which continue to remain in force, as applicable.

1.7 Accounting Matters.

Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP and past practice.

1.8 Construction.

In this Agreement, unless otherwise indicated:

(a)	the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)	a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)	the phrase “ordinary course of business”, or any variation thereof, of any Person refers to the business of such Person, carried on in the regular and ordinary course consistent with past practice, including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(d)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(e)	time is of the essence.

1.9 Knowledge.

In this Agreement, the phrase “to the knowledge of” any Person, “to the best knowledge of” any Person, “known to” any Person, “of which it is aware” or any similar phrase means, unless otherwise indicated, (i) with respect to any Person who is an individual, the actual knowledge of such Person, and (ii) with respect to any Person who is not an individual, the actual knowledge of the senior officers and directors of such Person after reasonable enquiry, and to the extent that such reasonable enquiry was not conducted, includes the knowledge that a reasonable Person would have had if such reasonable enquiry had been conducted.

1.10 Exhibits.

The following Exhibits are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form an integral part hereof:

Exhibit A	-	Arrangement Resolution

Exhibit B	-	Plan of Arrangement

Article 2
ARRANGEMENT AND RELATED MATTERS

2.1 Implementation.

Upon and subject to the terms and conditions of this Agreement, the parties agree to carry out and implement the Arrangement pursuant to which (among other things), the following transactions shall occur (all as more particularly set out in the Plan of Arrangement):

(a)	Torque shall acquire from the UMG Shareholders all of the outstanding UMG Shares, such that UMG thereby becomes a wholly-owned subsidiary of Torque;

(b)	the UMG Shareholders shall be entitled to receive, for each UMG Share held, the number of Torque Shares provided for by the Share Exchange Ratio;

2.2 Interim Order.

UMG shall, by not later than November 21, 2019 or such later date as may be agreed to by Torque, apply to the Court in a manner acceptable to Torque, acting reasonably, pursuant to the ABCA and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	notice to the class of Persons to whom notice is to be provided in respect of the Arrangement and the UMG Meeting and in the manner such notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by the UMG Shareholders present in person or represented by proxy at the UMG Meeting such that each UMG Shareholder is entitled to one vote for each UMG Share held or each UMG Share exercisable pursuant to their UMG security held;

(c)	that, in all other respects, the terms, restrictions and conditions of the articles of UMG, including quorum requirements and all other matters, shall apply in respect of the UMG Meeting;

(d)	for the grant of the Dissent Rights to UMG Shareholders;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the UMG Meeting may be adjourned or postponed from time to time by the UMG Board, subject to the terms of this Agreement, without the need for additional approval of the Court;

(g)	that it is Torque’s intention to rely upon the Section 3(a)(10) Exemption from registration with respect to the issuance of the Torque Securities to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(h)	for such other matters as Torque may reasonably require, subject to obtaining the prior consent of UMG, such consent not to be unreasonably withheld or delayed.

2.3 UMG Meeting.

Subject to receipt of the Interim Order and the terms of this Agreement:

(a)	UMG agrees to convene and conduct the UMG Meeting in accordance with the Interim Order, UMG’s notice of articles and articles and applicable Law as soon as reasonably practicable, and in any event on or before December 24, 2019;

(b)	UMG shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the UMG Meeting without Torque’s prior written consent;

(c)	UMG shall promptly advise Torque of any written notice of dissent or purported exercise by any UMG Shareholder of Dissent Rights received by UMG in relation to the Arrangement and any withdrawal of Dissent Rights received by UMG and any written communications sent by or on behalf of UMG to any UMG Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;

(d)	UMG shall provide notice to Torque of the UMG Meeting and shall allow representatives of Torque and its counsel to attend the UMG Meeting;

(e)	subject to compliance by the directors and officers of UMG with their fiduciary duties and the terms of this Agreement, use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with or seeks (without Torque’s consent) to hinder or delay the Arrangement and the completion of the transactions contemplated by this Agreement;

(f)	provide Torque with copies of or access to information regarding the UMG Meeting generated by any transfer agent, dealer or proxy solicitation services firm, as reasonably requested in writing from time to time by Torque;

(g)	promptly advise Torque, at such times as Torque may reasonably request in writing and at least on a daily basis on each of the last 10 Business Days prior to the date of the UMG Meeting, as to the aggregate tally of the proxies received by UMG in respect of the Arrangement Resolution; and

(h)	at the reasonable written request of Torque from time to time, provide Torque with a list (in both written and electronic form) of (i) the registered UMG Shareholders, together with their addresses and respective holdings of UMG Shares, (ii) the names, addresses and holdings of all Persons having rights issued by UMG to acquire UMG Shares (including holders of UMG Options, UMG Broker Options and UMG Warrants), and (iii) participants and book-based nominee registrants such as CDS & Co., and non-objecting beneficial owners of UMG Shares, together with their addresses and respective holdings of UMG Shares.

2.4 The Circular.

(a)	Torque and UMG shall cooperate in the preparation of the Circular using reasonable commercial efforts, on or about November 21, 2019, UMG shall have available for mailing to the UMG Shareholders, the Circular together with any other documents required by the ABCA, Securities Laws and other applicable Laws in connection with the UMG Meeting and the Arrangement, and, subject to Section 2.4(d), UMG shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Circular and other documentation required in connection with the UMG Meeting to be filed and to be sent to each UMG Shareholder of record and other Persons as required by the Interim Order and applicable Laws, in each case so as to permit the UMG Meeting to be held within the time required by Section 2.3(a).

(b)	UMG and Torque each shall use all reasonable commercial efforts to expeditiously and in a timely manner furnish the information required by each Party to be included in the Circular on the all such information. The information to be provided by each of Torque and UMG for use in the Circular shall not contain any misrepresentation. UMG shall ensure that the Circular complies in material respects with the Law and provides and provides the UMG Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before them at the UMG Meeting.

(c)	If, at any time before the Effective Date, either Party becomes aware that the Circular contains a misrepresentation or otherwise requires an amendment or supplement, such Party shall notify the other Party and the Parties shall co-operate in the preparation and filing of any amendment or supplement to the Circular as required or as appropriate.

(d)	UMG shall indemnify and save harmless Torque and the directors, officers and agents of Torque from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Torque, or any director, officer or agent thereof, may be subject or which Torque, or any director, officer or agent thereof, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Circular (other than arising solely from any misrepresentation or alleged misrepresentation in the information in the form provided by Torque for inclusion in the Circular, or the negligence of Torque).

(e)	Torque shall indemnify and save harmless UMG and the directors, officers and agents of UMG from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which UMG, or any director, officer or agent thereof, may be subject or which UMG, or any director, officer or agent thereof, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Circular (other than arising solely from any misrepresentation or alleged misrepresentation in the information in the form provided by UMG for inclusion in the Circular, or the negligence of UMG).

2.5 Final Order.

(b)	If the Interim Order is obtained and the Arrangement Resolution is passed at the UMG Meeting as provided for in the Interim Order, subject to the terms of this Agreement, UMG shall as soon as reasonably practicable, and in any event, no later than two Business Days (or such later date as may be agreed to by UMG and Torque, each acting reasonably) after the satisfaction or waiver of the conditions set forth in Sections 5.1, 5.2 and 5.3, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 193 of the ABCA.

(c)	Subject to the terms and conditions of this Agreement, Torque shall reasonably cooperate with, assist and consent to UMG seeking the Interim Order and the Final Order, including by providing to UMG, on a timely basis, any information required to be supplied by Torque or concerning Torque in connection with the Interim Order and the Final Order. UMG shall provide legal counsel to Torque with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, shall give reasonable consideration to all such comments and shall accept the reasonable comments of Torque and its legal counsel with respect to any such information required to be supplied by Torque and included in such material. In addition, UMG shall not object to legal counsel to Torque making such reasonable submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate. UMG shall also provide legal counsel to Torque, on a timely basis, with copies of any notice of appearance, proceedings and evidence served on UMG or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom.

2.6 Articles of Arrangement and Effective Date.

(a)	The Articles of Arrangement shall implement and effect the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement and any amendments or variations thereto made in accordance with the Plan of Arrangement made at the direction of the Court in the Final Order with the consent of UMG and Torque, each acting reasonably.

(b)	UMG shall file the Articles of Arrangement with the Registrar on such date specified by Torque that is no later than five Business Days after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties. The filing of the Articles of Arrangement with the Registrar shall be conclusive evidence that the Arrangement has become effective on, and be binding on and after, the Effective Date.

(c)	From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the ABCA. The closing of the transactions contemplated hereby (the “Closing”) shall take place at 8:00 a.m. (Calgary Time) on the Effective Date at the offices of UMG’s counsel or at such other location as may be agreed upon by the Parties.

2.7 Announcement and Shareholder Communications.

No Party shall issue any press release or otherwise make public announcements with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed) provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure, and if prior notice is not possible, to give such notice immediately following the making of such disclosure. For greater certainty, the Parties acknowledge that Torque will be required to issue a news release upon the execution of this Agreement.

2.8 Section 3(a)(10) Exemption.

The Parties agree that the Arrangement will be carried out with the intention that all Torque Shares issued under the Arrangement to the United States holders of UMG Shares will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”). The Parties will take all commercially reasonable action to ensure the availability of the Section 3(a)(10) Exemption.

2.9 Treatment of Convertible Securities

2.9.1 Torque agrees that the UMG Broker Options, UMG Options and UMG Warrants shall be obligations of Torque following completion of the Arrangement.

(a)	In accordance with each UMG Series 1 Broker Option that is outstanding such UMG Series 1 Broker Option will be entitled to receive the appropriate number of Torque Shares upon exercise of a UMG Series 1 Broker Option (with the appropriate adjustments to the number of Torque Shares and exercise price based on the Share Exchange Ratio);

(b)	In accordance with each UMG Series 1 Option that is outstanding such UMG Series 1 Option will be entitled to receive the appropriate number of Torque Shares upon exercise of a UMG Series 1 Option (with the appropriate adjustments to the number of Torque Shares and exercise price based on the Share Exchange Ratio);

(c)	In accordance with each UMG Series 1 Warrant that is outstanding such UMG Series 1 Warrant will be entitled to receive the appropriate number of Torque Shares upon exercise of a UMG Series 1 Warrant (with the appropriate adjustments to the number of Torque Shares and exercise price based on the Share Exchange Ratio);

(d)	In accordance with each UMG Series 2 Broker Option that is outstanding such UMG Series 2 Broker Option will be entitled to receive the appropriate number of Torque Shares upon exercise of a UMG Series 2 Broker Option (with the appropriate adjustments to the number of Torque Shares and exercise price based on the Share Exchange Ratio);

(e)	In accordance with each UMG Series 2 Option that is outstanding such UMG Series 2 Option will be entitled to receive the appropriate number of Torque Shares upon exercise of a UMG Series 2 Option (with the appropriate adjustments to the number of Torque Shares and exercise price based on the Share Exchange Ratio);

(f)	In accordance with each UMG Series 2 Warrant that is outstanding such UMG Series 2 Warrant will be entitled to receive the appropriate number of Torque Shares upon exercise of a UMG Series 2 Warrant (with the appropriate adjustments to the number of Torque Shares and exercise price based on the Share Exchange Ratio);

(g)	In accordance with each UMG Series 3 Option that is outstanding such UMG Series 3 Option will be entitled to receive the appropriate number of Torque Shares upon exercise of a UMG Series 3 Option (with the appropriate adjustments to the number of Torque Shares and exercise price based on the Share Exchange Ratio); and

(h)	In accordance with each UMG Series 3 Warrant that is outstanding such UMG Series 3 Warrant will be entitled to receive the appropriate number of Torque Shares upon exercise of a UMG Series 3 Warrant (with the appropriate adjustments to the number of Torque Shares and exercise price based on the Share Exchange Ratio).

2.9.2 Upon completion of the Arrangement, Torque shall issue certificates, or other forms of confirmation, evidencing the obligations for each of the UMG Broker Options, UMG Options and UMG Warrants.

2.10 Withholding Taxes.

Torque, the Depositary and UMG shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any UMG Shareholder such amounts as Torque, the Depositary and UMG (as applicable) may be permitted or required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent necessary, such deductions and withholdings may be effected by selling any UMG Shares to which any such person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

Article 3 REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of UMG.

UMG hereby represents and warrants to and in favour of Torque as follows and acknowledges that Torque is relying on such representations and warranties in connection with the transactions herein contemplated:

3.1.1 Incorporation and Organization.

UMG and each of the UMG Subsidiaries is a corporation duly incorporated under the laws of its respective jurisdiction of incorporation (as more particularly set forth in the UMG Disclosure Letter), is validly subsisting, has full corporate and legal power and authority to own, lease and operate the properties currently owned, leased and operated by it and to conduct its business as currently conducted and is in good standing with respect to the filing of annual returns or the equivalent. UMG and each of the UMG Subsidiaries is duly qualified or licensed to do business in which the character of the properties owned, leased or operated or the nature of the business conducted by it would make such qualification or licensing necessary. No proceedings have been instituted or are pending for the dissolution or liquidation of UMG or any UMG Subsidiary.

3.1.2 Capitalization.

(a)	The authorized capital of UMG consists of an unlimited number of common shares of which, as of the date hereof, 43,294,402 UMG Shares are issued and outstanding. No UMG Shares are held in treasury or authorized or reserved for issuance, other than upon the exercise of the UMG Broker Options, UMG Options and UMG Warrants, all as described in the UMG Disclosure Letter, including exercise prices and expiry dates. All outstanding UMG Shares have been duly authorized and are validly issued, are fully paid and non-assessable and were issued in compliance with the articles of UMG and all applicable Laws. There are, and have been, no preemptive rights relating to the allotment or issuance of any of the issued and outstanding UMG Shares. Except as set forth in the UMG Disclosure Letter, no Person, other than Torque under this Agreement, has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares or any other securities of UMG or the purchase or other acquisition from UMG of any of its undertakings, business or assets.

(b)	There are no outstanding bonds, debentures or other evidences of indebtedness of UMG having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the UMG Shares on any matter.

(c)	UMG has not, since the date of its incorporation, declared or paid any dividends or made any other distributions (in either case, in stock or property) on any of its shares.

3.1.3 Authority and No Violation.

(a)	UMG has all requisite corporate power and authority to enter into this Agreement and the documents required to be executed by it in connection with the transactions contemplated herein, to perform its obligations hereunder and, subject to obtaining the approval of the UMG Shareholders and the Court as contemplated by Article 2, to consummate the Arrangement and the other transactions contemplated by this Agreement.

(b)	This Agreement has been duly executed and delivered by UMG and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity. All documents required to be executed by UMG in connection with the transactions contemplated herein will be duly executed and delivered by UMG on or prior to the Effective Date and, when so executed and delivered, will constitute a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)	The approval of this Agreement and the other documents required to be executed by UMG in connection with the transactions contemplated herein, the execution and delivery by UMG of this Agreement and such other documents, and the performance by UMG of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

(i)	conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or payment obligation under, any provision of:

(A)	its articles or any other agreement or understanding with any party holding an ownership interest in UMG;

(B)	any resolutions of the UMG Board (or any committee thereof) or shareholders;

(C)	any applicable Laws; or

(D)	any license or registration or any agreement, contract or commitment, written or oral, which UMG or any UMG Subsidiary is a party to or bound by or subject to;

(ii)	give rise to any right of termination or acceleration of indebtedness of UMG or any UMG Subsidiary, or cause any third party indebtedness of UMG or any UMG Subsidiary to come due before its stated maturity;

(iii)	except as would not, individually or in the aggregate, have a Material Adverse Effect on UMG, result in the imposition of any Encumbrance upon any of UMG’s assets or the assets of any of the UMG Subsidiaries, or restrict, hinder, impair or limit its or any of the UMG Subsidiaries’ ability to carry on their respective business as and where it is now being carried on or as and where it may be carried on in the future; or

(iv)	except as disclosed in the UMG Disclosure Letter, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, or any increase in any employee benefits otherwise payable, or the acceleration of the time of payment, vesting or exercise of any employee benefits.

(d)	No consent, approval, order, registration, notice, declaration or filing with, any Governmental Entity or other Person is required to be obtained by UMG or any UMG Subsidiary in connection with the execution and delivery of this Agreement or any of the other documents contemplated hereby, or the consummation by UMG of the transactions contemplated hereby or thereby, other than:

(i)	any approvals required by the Interim Order, if applicable;

(ii)	the Final Order, if applicable; and

(iii)	any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which are purely of an administrative nature and which could be completed or obtained without Material Adverse Effect on UMG immediately after the Effective Date or which, if not obtained, would not in the aggregate have a Material Adverse Effect on UMG.

3.1.4 Ownership of UMG Subsidiaries.

UMG is the sole beneficial and registered owner of all of the issued and outstanding shares in the capital of each of the UMG Subsidiaries with good and marketable title thereto, free and clear of all Encumbrances. No Person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the issued or unissued shares or any other securities of any UMG Subsidiary or the purchase or other acquisition from any UMG Subsidiary of any of its respective undertakings, business or assets.

3.1.5 No Other Shares.

Other than the shares which UMG owns in the UMG Subsidiaries, neither UMG nor any of the UMG Subsidiaries owns, beneficially, any shares in the capital of any corporation, and neither UMG nor any of the UMG Subsidiaries holds any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. Neither UMG nor any of the UMG Subsidiaries is a party to any agreement to acquire any shares in the capital of any corporation.

3.1.6 Intellectual Property.

(a)	UMG and the UMG Subsidiaries are the sole legal and beneficial owners of, have good and marketable title to, and own all right, title and interest in and with respect to all Owned Intellectual Property, free and clear of any Encumbrances and UMG has no knowledge of any claim of adverse ownership in respect thereof or facts upon which any such claim could be based. Other than Owned Intellectual Property, UMG has obtained valid and enforceable written licenses for, or other rights to use, the Intellectual Property used in, required for or material to the business of UMG as presently conducted. UMG has no knowledge that it lacks or shall be unable to obtain any right or license to use any Intellectual Property used in, required for or material to the business of UMG;

(b)	the Intellectual Property used in, required for or material to the business of UMG as presently conducted is valid and enforceable. There has been no finding of unenforceability or invalidity with respect to the Owned Intellectual Property and there is no pending or, to the knowledge of UMG, threatened action, suit, prosecution, proceeding or claim by others challenging the validity or enforceability of any Owned Intellectual Property or facts upon which any of the foregoing could be based;

(c)	to the knowledge of UMG, the conduct of the business of UMG and the use of the Intellectual Property used in, required for or material to the business of UMG as presently conducted shall not, does not, and has not infringed, violated, misappropriated or otherwise conflicted with any Intellectual Property right of any Person and there is no pending or threatened action, suit, proceeding or claim that UMG has infringed or violated, infringes or violates any Intellectual Property of others, and UMG has no knowledge of any facts which upon which any of the foregoing could be based; and

(d)	to the knowledge of UMG, no Person has infringed or misappropriated, or is infringing or misappropriating, any rights of UMG or the UMG Subsidiaries in or to the Intellectual Property used in, required for or material to the business of UMG as presently conducted.

3.1.7 Real Property.

UMG owns no real property. UMG occupies the Leased Premises and has the exclusive right to occupy and use such Leased Premises and each of the leases pursuant to which UMG occupies its Leased Premises is in good standing and in full force and effect.

3.1.8 Financial Statements.

(a)	UMG Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The financial statements present fairly, in all material respects, the financial position of UMG and the UMG Subsidiaries as at December 31, 2018 and 2017 (or as of the date thereof) and its financial performance and its cash flows for the years then ended, in accordance with IFRS.

(b)	All material financial transactions of UMG have been recorded in the financial books and records of UMG in accordance with good business practice, and such financial books and records form the basis for the UMG Financial Statements and the UMG Financial Statements are derived from such books and records.

3.1.9 Taxes.

UMG and each of the UMG Subsidiaries has timely filed, or has caused to be timely filed on its behalf, all material Tax Returns required to be filed by it prior to the date hereof, all such Tax Returns are complete and accurate in all material respects. All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the financial statements of UMG. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against UMG or any of the UMG Subsidiaries, there are no actions, suits, proceedings, investigations or claims pending or threatened against UMG or any of the UMG Subsidiaries in respect of Taxes or any matters under discussion with any Governmental Entity relating to Taxes, in each case which are likely to have a Material Adverse Effect on UMG. UMG and each of the UMG Subsidiaries has withheld from each payment made to any of their past or present employees, officers or directors, and to any non-resident of Canada, the amount of all material Taxes required to be withheld therefrom and have paid the same to the proper tax or receiving officers within the time required under applicable Law. UMG and each of the UMG Subsidiaries has remitted to the appropriate tax authorities within the time limits required all amounts collected by it in respect of Taxes. There are no material Liens for Taxes upon any asset of UMG or any of the UMG Subsidiaries except Liens for Taxes not yet due.

3.1.10 Liabilities.

There are no material liabilities of UMG or any UMG Subsidiary of any kind (whether accrued, absolute, contingent or otherwise and whether matured or unmatured) existing on the date hereof except for:

(a)	liabilities (including liabilities for unpaid Taxes) disclosed on, reflected in or provided for in the UMG Financial Statements;

(b)	liabilities disclosed or referred to in this Agreement or the UMG Disclosure Letter;

(c)	liabilities incurred in the ordinary course of business and attributable to the period since December 31, 2018, none of which, individually or in the aggregate, has a Material Adverse Effect on UMG; and

(d)	liabilities incurred in connection with this Agreement or the transactions contemplated in this Agreement.

3.1.11 Minute Books and Corporate Records.

Other than the deficiencies previously disclosed to Torque or its counsel, the minute and record books of UMG and each of the UMG Subsidiaries contain complete and accurate minutes in all material respects of all meetings of, and copies of all resolutions passed by, or consented to in writing by, its directors (and any committees thereof) and shareholders since its incorporation, all such meetings were duly called and held and all such resolutions were duly passed or enacted. The share certificate books, registers of shareholders, registers of transfers, registers of directors, and other corporate registers of UMG are complete and accurate in all material respects.

3.1.12 Material Agreements.

Except for the UMG Material Agreements listed and described in the UMG Disclosure Letter, as of the date of this Agreement neither UMG nor any UMG Subsidiary is a party to or bound by or subject to any Material Agreement.

3.1.13 No Breach of Material Agreements.

Except as disclosed in the UMG Disclosure Letter, UMG and each of the UMG Subsidiaries has performed all of the material obligations required to be performed by it, and is entitled to all benefits under, and is not in default in respect of, any Material Agreement to which it is a party. Each of the Material Agreements is: (i) enforceable by UMG or a UMG Subsidiary, as applicable, in accordance with its terms (subject to any limitation under bankruptcy, insolvency or other Laws affecting creditors’ rights generally and to general principals of equity); (ii) in full force and effect, unamended, and, except as disclosed in the UMG Disclosure Letter, there exists no breach thereof or default or event of default or event, occurrence, condition or act with respect to UMG or any UMG Subsidiary or, to UMG’s knowledge, with respect to the other contracting party or otherwise that, with or without the giving of notice, the lapse of time or the happening of any other event or conditions, would (A) become a default or event of default under any Material Agreement, or (B) result in the loss or expiration of any right or option by UMG or any UMG Subsidiary (or the gain thereof by any third party) under any Material Agreement. UMG has delivered a true, correct and complete copy of each of the Material Agreements to Torque.

3.1.14 Third Party Consents.

None of the Material Agreements requires a consent or approval of the other party thereto in connection with the Arrangement or other transactions contemplated hereby. No consent or approval of a third party, other than the TSXV, is required by UMG in connection with completion of the Arrangement.

3.1.15 Legal Proceedings.

There are no claims, actions, suits, complaints, investigations or proceedings (whether private, governmental or otherwise, and whether or not purportedly on behalf of UMG or any UMG Subsidiary) in progress, pending, or to the knowledge of UMG, threatened, against or affecting UMG or any UMG Subsidiary (including actions, suits, investigations or proceedings against any directors, officers or employees of UMG or any UMG Subsidiary which relate to the business, affairs, assets or operations of UMG, including data security or privacy), at law or in equity, or before or by any Tribunal. There is no judgment, decree, injunction, ruling, order or award of any Tribunal outstanding against or affecting UMG or any UMG Subsidiary. UMG is not aware of any grounds on which any such action, suit, investigation or proceeding might be commenced with any reasonable likelihood of success, and does not have any present plans or intentions to initiate any litigation, arbitration or other proceedings against any third party.

3.1.16 Compliance with Applicable Laws.

UMG and each of the UMG Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws, in each jurisdiction in which its business is carried on, is not in material breach of any of such Laws and is duly licensed or registered in each jurisdiction in which it owns or leases its property and assets or carries on its business, so as to enable its business to be carried on as now conducted and its property and assets to be so owned or leased. Neither UMG nor any UMG Subsidiary has received notice of any violation of applicable Laws in any jurisdiction. To the knowledge of UMG, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any Law is threatened or contemplated.

3.1.17 No Business Restrictions.

There is no agreement (non-compete or otherwise), commitment, judgment, injunction, order or decree to which UMG or any UMG Subsidiary is party or which is otherwise binding upon UMG or any UMG Subsidiary which has or reasonably could be expected to have the effect of prohibiting or impairing any business practice of UMG or such UMG Subsidiary, any acquisition of property (tangible or intangible) by UMG or such UMG Subsidiary or the conduct of business by UMG or such UMG Subsidiary, as currently conducted or proposed to be conducted.

3.1.18 Absence of Certain Changes or Events.

Since December 31, 2018, other than the transactions contemplated in this Agreement, the business of UMG and UMG Subsidiaries has been conducted only in the ordinary course of business and there has not occurred a Material Adverse Effect.

3.1.19 Licences and Authorizations.

Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect: (i) all Authorizations which are necessary for UMG and UMG Subsidiaries to own its assets or conduct its business as presently owned or conducted have been obtained and are in full force and effect in accordance with their terms; (ii) UMG and UMG Subsidiaries have complied with all such Authorizations and are not in breach or default under any such Authorizations; (iii) UMG and UMG Subsidiaries have not received written, or to the knowledge of UMG, other notice, of any alleged breach of or alleged default under any such Authorization or of any intention of any Governmental Entity to revoke or not renew any such Authorizations; and (iv) no proceedings are pending or, to the knowledge of UMG, threatened which could reasonably be expected to result in the revocation of such Authorizations.

3.1.20 Insurance.

Each of UMG and UMG Subsidiaries is, and has been continuously, insured by reputable third-party insurers with reasonable and prudent policies appropriate for the size and nature of the business of UMG and UMG Subsidiaries and their respective assets. A true and complete list of all material insurance policies currently in effect has been provided in the UMG Disclosure Letter. To the knowledge of UMG, each material insurance policy currently in effect that insures the physical properties, business, operations and assets of UMG and UMG Subsidiaries is valid and binding and in full force and effect and there is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed. There is no material claim pending under any insurance policy that has been denied, rejected, questioned, or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of UMG and UMG Subsidiaries have been properly reported to and accepted by the applicable insurer.

3.1.21 Reporting Issuer; Public Documents.

(a)	UMG is a reporting issuer in each of Alberta, British Columbia and Ontario and is not in default of any of its filing obligations under applicable Securities Laws and the UMG Shares are listed and posted for trading on the TSXV.

(b)	UMG is in compliance in all material respects with the applicable corporate governance rules and regulations of the TSXV.

(c)	No order ceasing, halting or suspending trading in securities of UMG or prohibiting the distribution of such securities has been issued to and is outstanding against UMG and no investigations or proceedings for such purposes are, to the knowledge of UMG, pending or threatened.

(d)	The documents contained in the UMG Information Record were, at their respective dates, true and correct in all material respects and did not omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)	UMG has publicly disclosed in the UMG Information Record all information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on UMG.

(f)	The UMG financial statements, including the notes thereto, included in the UMG Information Record comply as to form and content in all material respects with applicable Laws with respect thereto, have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes) and present fairly the consolidated financial position of UMG at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments).

3.1.22 Absence of Certain Changes or Events.

Since December 31, 2018, UMG has conducted its business only in the ordinary course of business and there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect with respect to UMG.

3.1.23 Disclosure.

The representations and warranties and other factual statements of UMG contained in this Agreement, and all information in the Schedules hereto, taken as a whole, do not, to its knowledge, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made herein and therein not misleading.

3.1.24 U.S. Securities Matters.

(i) UMG is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act; (ii) UMG is not registered, and is not required to be registered, as an “investment company” pursuant to the U.S. Investment Company Act; and (iii) UMG is not currently subject to the reporting requirements of the U.S. Exchange Act.

3.1.25 UMG Filings.

UMG has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Alberta Securities Commission and other applicable securities commissions and/or the TSXV. UMG has timely filed or furnished all UMG filings required to be filed or furnished by UMG with any Governmental Entity (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations). Each of the UMG filings complied as filed in all material respects with applicable Securities Laws and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any misrepresentation. UMG has not filed any confidential material change report which at the date of this Agreement remains confidential.

3.1.26 Independent Auditors.

UMG’s current auditors are independent with respect to UMG within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of National Instrument 51-102) with the current, or to the best knowledge of UMG any predecessor, auditors of UMG during the last three years.

3.1.27 Sufficiency of Assets

UMG and the UMG Subsidiaries have valid, good and marketable title to all personal property owned by them, free and clear of all Encumbrances. The assets and property owned, leased or licensed by UMG and the UMG Subsidiaries are sufficient, in all material respects, for conducting the business, as currently conducted, of UMG.

3.1.28 Employee Matters

(i) (A) Neither UMG nor any UMG Subsidiaries are: (1) party to any contract providing for termination notice, payment in lieu of termination notice, change of control payments, or severance payments to, or any employment or consulting agreement with, any current or former director, officer or employee of UMG or the UMG Subsidiaries other than such arising from any applicable Law; and (2) party to any collective agreement nor, to the knowledge of UMG, subject to any application for certification or threatened union-organizing campaigns for employees not covered under a collective agreement nor are there any current, or to the knowledge of UMG, pending or threatened strikes or lockouts at UMG or the UMG Subsidiaries; (B) There are no labour disputes, strikes, organizing activities or work stoppages against UMG or any of the UMG Subsidiaries pending, or to knowledge of UMG, threatened; (C) The execution, delivery and performance of this Agreement and the consummation of the Arrangement will not result in the automatic acceleration of the time of payment or vesting of entitlements otherwise available under any employee plan of UMG or any of the UMG Subsidiaries.

(ii) UMG and each of the UMG Subsidiaries has been and is now in compliance, in all material respects, with all terms and conditions of employment, with respect to employment and labour, including, wages, hours of work, overtime, human rights, occupational health and safety and workers compensation, and there are no current, or, to the knowledge of UMG, pending or threatened proceedings (including grievances, arbitration, applications or pending applications) before any Governmental Entity or labour arbitrator with respect to any of the foregoing employee plans of UMG and the UMG Subsidiaries (other than routine claim for benefits).

(iii) To the knowledge of UMG, no executive or manager of UMG or the UMG Subsidiaries (A) has any present intention to terminate their employment, or (B) is a party to any confidentiality, non-competition, proprietary rights or other such agreement with any other Person besides UMG or the UMG Subsidiaries which would impede the business, be material to the performance of such employee’s employment duties, or the ability of UMG and any of the UMG Subsidiaries, or Torque to conduct the business.

(iv) There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any provincial workers’ compensation statute or regulation, and nether UMG nor any of the UMG Subsidiaries has been reassessed in any material respect under such statute or regulation during the past three years and, to the knowledge of UMG, no audit of UMG or any the UMG Subsidiaries is currently being performed pursuant to any provincial workers’ compensation statute or regulation, and, to the knowledge of UMG, there are no claims or potential claims which may materially adversely affect UMG’s or any of the UMG Subsidiaries’ accident cost experience in respect of the business.

(v) The UMG Disclosure Letter contains a correct and complete list of each member of management and independent contractors/consultants of UMG and the UMG Subsidiaries, indicating their respective location, hire date, position, salary, benefits and current status (full time, part-time, active, non- active), as applicable and whether they are subject to a written employment contract.

(vi) Each independent contractor/consultant who is disclosed in the UMG Disclosure Letter has, to the knowledge of UMG, been properly classified by UMG and the UMG Subsidiaries as an independent contractor and neither UMG, nor any of the UMG Subsidiaries has received any notice from any Governmental Entity disputing such classification.

(vii) The UMG Disclosure Letter lists all employee plans of UMG and the UMG Subsidiaries. UMG has made available to Torque true, correct and complete copies of all such employee plans as amended.

(viii) No employee plan of UMG or any of the UMG Subsidiaries contains or has ever contained a “defined benefit provision” as such term is defined in subsection 147.1 of the Income Tax Act (Canada), as amended from time to time.

(ix) All employee plans of UMG and the UMG Subsidiaries are and have been established, registered, funded and administered in all material respects: (x) in accordance with applicable Laws and (y) in accordance with their terms. To the knowledge of UMG, no fact or circumstance exists which could adversely affect the registered status of any such employee plan.

(x) All contributions, premiums or taxes required to be made or paid by UMG or any of the UMG Subsidiaries under the terms of each employee plan of UMG and the UMG Subsidiaries or by applicable Laws have been made in a timely fashion.

3.1.29 Related Party Transactions

Other than as disclosed in the UMG Disclosure Letter, there are no contracts or other transactions currently in place between UMG or any of the UMG Subsidiaries, on the one hand, and: (i) any officer or director of UMG or any of the UMG Subsidiaries; and (ii) any affiliate or associate of any such, officer or director. To the knowledge of UMG, no related party of UMG (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding UMG Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

3.1.30 Brokers

Other than as disclosed in the UMG Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of UMG or any of the UMG Subsidiaries. UMG has provided to Torque correct and complete copies of the agreements under which each any advisor has agreed to provide services to UMG. The UMG Disclosure Letter sets out the aggregate dollar amount determined to be payable to and as agreed upon with each advisor in the event the Arrangement is completed.

3.2 Representations and Warranties of Torque.

Torque represents and warrants to and in favour of UMG as follows and acknowledges that UMG is relying upon such representations and warranties in connection with the transactions herein contemplated:

3.2.1  Incorporation and Organization.

Torque and each of the Torque Subsidiaries is a corporation duly incorporated under the laws of its respective jurisdiction of incorporation (as more particularly set forth in the Torque Information Record), is validly subsisting, has full corporate and legal power and authority to own, lease and operate the properties currently owned, leased and operated by it and to conduct its business as currently conducted and is in good standing with respect to the filing of annual returns or the equivalent. Torque and each of the Torque Subsidiaries is duly qualified or licensed to do business in which the character of the properties owned, leased or operated or the nature of the business conducted by it would make such qualification or licensing necessary. No proceedings have been instituted or are pending for the dissolution or liquidation of Torque or any Torque Subsidiary.

3.2.2 Capitalization.

(a)	The authorized capital of Torque consists of an unlimited number of common shares of which, as of the date hereof, 3,106,579 Torque Shares are issued and outstanding. No Torque Shares are held in treasury or authorized or reserved for issuance, other than upon the exercise of the Torque Options, all as described in the Torque Information Record, including exercise prices and expiry dates. All outstanding Torque Shares have been duly authorized and are validly issued, are fully paid and non-assessable and were issued in compliance with the articles of Torque and all applicable Laws. There are, and have been, no preemptive rights relating to the allotment or issuance of any of the issued and outstanding Torque Shares. Except as set forth in the Torque Information Record, no Person, other than UMG under this Agreement, has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares or any other securities of Torque or the purchase or other acquisition from Torque of any of its undertakings, business or assets.

(b)	There are no outstanding bonds, debentures or other evidences of indebtedness of Torque having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Torque Shares on any matter.

(c)	Torque has not, since the date of its incorporation, declared or paid any dividends or made any other distributions (in either case, in stock or property) on any of its shares.

3.2.3 Authority and No Violation.

(a)	Torque has all requisite corporate power and authority to enter into this Agreement and the documents required to be executed by it in connection with the transactions contemplated herein, to perform its obligations hereunder and to consummate the Arrangement and the other transactions contemplated by this Agreement.

(b)	This Agreement has been duly executed and delivered by Torque and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity. All documents required to be executed by Torque in connection with the transactions contemplated herein will be duly executed and delivered by Torque on or prior to the Effective Date and, when so executed and delivered, will constitute a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)	The approval of this Agreement and the other documents required to be executed by Torque in connection with the transactions contemplated herein, the execution and delivery by Torque of this Agreement and such other documents, and the performance by Torque of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

(i)	conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or payment obligation under, any provision of:

(A)	its articles or any other agreement or understanding with any party holding an ownership interest in Torque;

(B)	any resolutions of the Torque Board (or any committee thereof) or shareholders;

(C)	any applicable Laws; or

(D)	any license or registration or any agreement, contract or commitment, written or oral, which Torque or any Torque Subsidiary is a party to or bound by or subject to;

(ii)	give rise to any right of termination or acceleration of indebtedness of Torque or any Torque Subsidiary, or cause any third party indebtedness of Torque or any Torque Subsidiary to come due before its stated maturity;

(iii)	except as would not, individually or in the aggregate, have a Material Adverse Effect on Torque, result in the imposition of any Encumbrance upon any of Torque’s assets or the assets of any of the Torque Subsidiaries, or restrict, hinder, impair or limit its or any of the Torque Subsidiaries’ ability to carry on their respective business as and where it is now being carried on or as and where it may be carried on in the future; or

(iv)	except as disclosed in the Torque Information Record, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, or any increase in any employee benefits otherwise payable, or the acceleration of the time of payment, vesting or exercise of any employee benefits.

(d)	No consent, approval, order, registration, notice, declaration or filing with, any Governmental Entity or other Person is required to be obtained by Torque or any Torque Subsidiary in connection with the execution and delivery of this Agreement or any of the other documents contemplated hereby, or the consummation by Torque of the transactions contemplated hereby or thereby, other than:

(i)	any approvals required by the Interim Order, if applicable;

(ii)	the Final Order, if applicable; and

(iii)	any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which are purely of an administrative nature and which could be completed or obtained without Material Adverse Effect on Torque immediately after the Effective Date or which, if not obtained, would not in the aggregate have a Material Adverse Effect on Torque.

3.2.4 Ownership of Torque Subsidiaries.

Torque is the sole beneficial and registered owner of all of the issued and outstanding shares in the capital of each of the Torque Subsidiaries with good and marketable title thereto, free and clear of all Encumbrances. No Person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the issued or unissued shares or any other securities of any Torque Subsidiary or the purchase or other acquisition from any Torque Subsidiary of any of its respective undertakings, business or assets.

3.2.5 No Other Shares.

Other than the shares which Torque owns in the Torque Subsidiaries, neither Torque nor any of the Torque Subsidiaries owns, beneficially, any shares in the capital of any corporation, and neither Torque nor any of the Torque Subsidiaries holds any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. Neither Torque nor any of the Torque Subsidiaries is a party to any agreement to acquire any shares in the capital of any corporation.

3.2.6  Intellectual Property.

(a)	Torque and the Torque Subsidiaries are the sole legal and beneficial owners of, have good and marketable title to, and own all right, title and interest in and with respect to all Owned Intellectual Property, free and clear of any Encumbrances and Torque has no knowledge of any claim of adverse ownership in respect thereof or facts upon which any such claim could be based. Other than Owned Intellectual Property, Torque has obtained valid and enforceable written licenses for, or other rights to use, the Intellectual Property used in, required for or material to the business of Torque as presently conducted. Torque has no knowledge that it lacks or shall be unable to obtain any right or license to use any Intellectual Property used in, required for or material to the business of Torque;

(b)	the Intellectual Property used in, required for or material to the business of Torque as presently conducted is valid and enforceable. There has been no finding of unenforceability or invalidity with respect to the Owned Intellectual Property and there is no pending or, to the knowledge of Torque, threatened action, suit, prosecution, proceeding or claim by others challenging the validity or enforceability of any Owned Intellectual Property or facts upon which any of the foregoing could be based;

(c)	to the knowledge of Torque, the conduct of the business of Torque and the use of the Intellectual Property used in, required for or material to the business of Torque as presently conducted shall not, does not, and has not infringed, violated, misappropriated or otherwise conflicted with any Intellectual Property right of any Person and there is no pending or threatened action, suit, proceeding or claim that Torque has infringed or violated, infringes or violates any Intellectual Property of others, and Torque has no knowledge of any facts which upon which any of the foregoing could be based; and

(d)	to the knowledge of Torque, no Person has infringed or misappropriated, or is infringing or misappropriating, any rights of Torque or the Torque Subsidiaries in or to the Intellectual Property used in, required for or material to the business of Torque as presently conducted.

3.2.7 Real Property.

Torque owns no real property. Torque occupies the Leased Premises and has the exclusive right to occupy and use such Leased Premises and each of the leases pursuant to which Torque occupies its Leased Premises is in good standing and in full force and effect.

3.2.8 Financial Statements.

(a)	Torque Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The financial statements present fairly, in all material respects, the financial position of Torque and the Torque Subsidiaries as at August 31, 2018 and 2017 (or as of the date thereof) and its financial performance and its cash flows for the years then ended, in accordance with IFRS.

(b)	All material financial transactions of Torque have been recorded in the financial books and records of Torque in accordance with good business practice, and such financial books and records form the basis for the Torque Financial Statements and the Torque Financial Statements are derived from such books and records.

3.2.9 Taxes.

Torque and each of the Torque Subsidiaries has timely filed, or has caused to be timely filed on its behalf, all material Tax Returns required to be filed by it prior to the date hereof, all such Tax Returns are complete and accurate in all material respects. All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the financial statements of Torque. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against Torque or any of the Torque Subsidiaries, there are no actions, suits, proceedings, investigations or claims pending or threatened against Torque or any of the Torque Subsidiaries in respect of Taxes or any matters under discussion with any Governmental Entity relating to Taxes, in each case which are likely to have a Material Adverse Effect on Torque. Torque and each of the Torque Subsidiaries has withheld from each payment made to any of their past or present employees, officers or directors, and to any non-resident of Canada, the amount of all material Taxes required to be withheld therefrom and have paid the same to the proper tax or receiving officers within the time required under applicable Law. Torque and each of the Torque Subsidiaries has remitted to the appropriate tax authorities within the time limits required all amounts collected by it in respect of Taxes. There are no material Liens for Taxes upon any asset of Torque or any of the Torque Subsidiaries except Liens for Taxes not yet due.

3.2.10 Liabilities.

There are no material liabilities of Torque or any Torque Subsidiary of any kind (whether accrued, absolute, contingent or otherwise and whether matured or unmatured) existing on the date hereof except for:

(a)	liabilities (including liabilities for unpaid Taxes) disclosed on, reflected in or provided for in the Torque Financial Statements;

(b)	liabilities disclosed or referred to in this Agreement or the Torque Information Record;

(c)	liabilities incurred in the ordinary course of business and attributable to the period since August 31, 2018, none of which, individually or in the aggregate, has a Material Adverse Effect on Torque; and

(d)	liabilities incurred in connection with this Agreement or the transactions contemplated in this Agreement.

3.2.11 Minute Books and Corporate Records.

Other than the deficiencies previously disclosed to UMG or its counsel, the minute and record books of Torque and each of the Torque Subsidiaries contain complete and accurate minutes in all material respects of all meetings of, and copies of all resolutions passed by, or consented to in writing by, its directors (and any committees thereof) and shareholders since its incorporation, all such meetings were duly called and held and all such resolutions were duly passed or enacted. The share certificate books, registers of shareholders, registers of transfers, registers of directors, and other corporate registers of Torque are complete and accurate in all material respects.

3.2.12 Material Agreements.

Except for the Torque Material Agreements listed and described in the Torque Information Record, as of the date of this Agreement neither Torque nor any Torque Subsidiary is a party to or bound by or subject to any Material Agreement.

3.2.13 No Breach of Material Agreements.

Except as disclosed in the Torque Information Record, Torque and each of the Torque Subsidiaries has performed all of the material obligations required to be performed by it, and is entitled to all benefits under, and is not in default in respect of, any Material Agreement to which it is a party. Each of the Material Agreements is: (i) enforceable by Torque or a Torque Subsidiary, as applicable, in accordance with its terms (subject to any limitation under bankruptcy, insolvency or other Laws affecting creditors’ rights generally and to general principals of equity); (ii) in full force and effect, unamended, and, except as disclosed in the Torque Information Record, there exists no breach thereof or default or event of default or event, occurrence, condition or act with respect to Torque or any Torque Subsidiary or, to Torque’s knowledge, with respect to the other contracting party or otherwise that, with or without the giving of notice, the lapse of time or the happening of any other event or conditions, would (A) become a default or event of default under any Material Agreement, or (B) result in the loss or expiration of any right or option by Torque or any Torque Subsidiary (or the gain thereof by any third party) under any Material Agreement.

3.2.14 Third Party Consents.

None of the Material Agreements requires a consent or approval of the other party thereto in connection with the Arrangement or other transactions contemplated hereby. No consent or approval of a third party, other than the TSXV, is required by Torque in connection with completion of the Arrangement.

3.2.15 Legal Proceedings.

There are no claims, actions, suits, complaints, investigations or proceedings (whether private, governmental or otherwise, and whether or not purportedly on behalf of Torque or any Torque Subsidiary) in progress, pending, or to the knowledge of Torque, threatened, against or affecting Torque or any Torque Subsidiary (including actions, suits, investigations or proceedings against any directors, officers or employees of Torque or any Torque Subsidiary which relate to the business, affairs, assets or operations of Torque, including data security or privacy), at law or in equity, or before or by any Tribunal. There is no judgment, decree, injunction, ruling, order or award of any Tribunal outstanding against or affecting Torque or any Torque Subsidiary. Torque is not aware of any grounds on which any such action, suit, investigation or proceeding might be commenced with any reasonable likelihood of success, and does not have any present plans or intentions to initiate any litigation, arbitration or other proceedings against any third party.

3.2.16 Compliance with Applicable Laws.

Except as disclosed in the Torque Information Record, Torque and each of the Torque Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws, in each jurisdiction in which its business is carried on, is not in material breach of any of such Laws and is duly licensed or registered in each jurisdiction in which it owns or leases its property and assets or carries on its business, so as to enable its business to be carried on as now conducted and its property and assets to be so owned or leased. Neither Torque nor any Torque Subsidiary has received notice of any violation of applicable Laws in any jurisdiction. To the knowledge of Torque, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any Law is threatened or contemplated.

3.2.17 No Business Restrictions.

There is no agreement (non-compete or otherwise), commitment, judgment, injunction, order or decree to which Torque or any Torque Subsidiary is party or which is otherwise binding upon Torque or any Torque Subsidiary which has or reasonably could be expected to have the effect of prohibiting or impairing any business practice of Torque or such Torque Subsidiary, any acquisition of property (tangible or intangible) by Torque or such Torque Subsidiary or the conduct of business by Torque or such Torque Subsidiary, as currently conducted or proposed to be conducted.

3.2.18 Absence of Certain Changes or Events.

Since August 31, 2018, other than the transactions contemplated in this Agreement, the business of Torque and Torque Subsidiaries has been conducted only in the ordinary course of business and there has not occurred a Material Adverse Effect.

3.2.19 Licences and Authorizations.

Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect: (i) all Authorizations which are necessary for Torque and Torque Subsidiaries to own its assets or conduct its business as presently owned or conducted have been obtained and are in full force and effect in accordance with their terms; (ii) Torque and Torque Subsidiaries have complied with all such Authorizations and are not in breach or default under any such Authorizations; (iii) Torque and Torque Subsidiaries have not received written, or to the knowledge of Torque, other notice, of any alleged breach of or alleged default under any such Authorization or of any intention of any Governmental Entity to revoke or not renew any such Authorizations; and (iv) no proceedings are pending or, to the knowledge of Torque, threatened which could reasonably be expected to result in the revocation of such Authorizations.

3.2.20 Reporting Issuer; Public Documents.

(a)	Torque is a reporting issuer in each of Alberta, British Columbia and Ontario and is not in default of any of its filing obligations under applicable Securities Laws and the Torque Shares are listed and posted for trading on the TSXV.

(b)	Torque is in compliance in all material respects with the applicable corporate governance rules and regulations of the TSXV.

(c)	No order ceasing, halting or suspending trading in securities of Torque or prohibiting the distribution of such securities has been issued to and is outstanding against Torque and no investigations or proceedings for such purposes are, to the knowledge of Torque, pending or threatened.

(d)	The documents contained in the Torque Information Record were, at their respective dates, true and correct in all material respects and did not omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)	Torque has publicly disclosed in the Torque Information Record all information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Torque.

(f)	The Torque financial statements, including the notes thereto, included in the Torque Information Record comply as to form and content in all material respects with applicable Laws with respect thereto, have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes) and present fairly the consolidated financial position of Torque at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments).

3.2.21 Absence of Certain Changes or Events.

Since August 31, 2018, Torque has conducted its business only in the ordinary course of business and there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect with respect to Torque.

3.2.22 Disclosure.

The representations and warranties and other factual statements of Torque contained in this Agreement, and all information in the Schedules hereto, taken as a whole, do not, to its knowledge, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made herein and therein not misleading.

3.2.23 U.S. Securities Matters.

(i) Torque is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act; (ii) Torque is not registered, and is not required to be registered, as an “investment company” pursuant to the U.S. Investment Company Act; and (iii) Torque is not currently subject to the reporting requirements of the U.S. Exchange Act.

3.2.24 Torque Filings.

Torque has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Alberta Securities Commission and other applicable securities commissions and/or the TSXV. Torque has timely filed or furnished all Torque filings required to be filed or furnished by Torque with any Governmental Entity (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations). Each of the Torque filings complied as filed in all material respects with applicable Securities Laws and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any misrepresentation. Torque has not filed any confidential material change report which at the date of this Agreement remains confidential.

3.2.25 Independent Auditors.

Torque’s current auditors are independent with respect to Torque within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of National Instrument 51-102) with the current, or to the best knowledge of Torque any predecessor, auditors of Torque during the last three years.

3.2.26 Sufficiency of Assets

Torque and the Torque Subsidiaries have valid, good and marketable title to all personal property owned by them, free and clear of all Encumbrances. The assets and property owned, leased or licensed by Torque and the Torque Subsidiaries are sufficient, in all material respects, for conducting the business, as currently conducted, of Torque.

3.2.27 Employee Matters

(i) (A) Neither Torque nor any Torque Subsidiaries are: (1) party to any contract providing for termination notice, payment in lieu of termination notice, change of control payments, or severance payments to, or any employment or consulting agreement with, any current or former director, officer or employee of Torque or the Torque Subsidiaries other than such arising from any applicable Law; and (2) party to any collective agreement nor, to the knowledge of Torque, subject to any application for certification or threatened union-organizing campaigns for employees not covered under a collective agreement nor are there any current, or to the knowledge of Torque, pending or threatened strikes or lockouts at Torque or the Torque Subsidiaries; (B) There are no labour disputes, strikes, organizing activities or work stoppages against Torque or any of the Torque Subsidiaries pending, or to knowledge of Torque, threatened; (C) The execution, delivery and performance of this Agreement and the consummation of the Arrangement will not result in the automatic acceleration of the time of payment or vesting of entitlements otherwise available under any employee plan of Torque or any of the Torque Subsidiaries.

(ii) Torque and each of the Torque Subsidiaries has been and is now in compliance, in all material respects, with all terms and conditions of employment, with respect to employment and labour, including, wages, hours of work, overtime, human rights, occupational health and safety and workers compensation, and there are no current, or, to the knowledge of Torque, pending or threatened proceedings (including grievances, arbitration, applications or pending applications) before any Governmental Entity or labour arbitrator with respect to any of the foregoing employee plans of Torque and the Torque Subsidiaries (other than routine claim for benefits).

(iii) To the knowledge of Torque, no executive or manager of Torque or the Torque Subsidiaries (A) has any present intention to terminate their employment, or (B) is a party to any confidentiality, non-competition, proprietary rights or other such agreement with any other Person besides Torque or the Torque Subsidiaries which would impede the business, be material to the performance of such employee’s employment duties, or the ability of Torque and any of the Torque Subsidiaries, or UMG to conduct the business.

(iv) There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any provincial workers’ compensation statute or regulation, and nether Torque nor any of the Torque Subsidiaries has been reassessed in any material respect under such statute or regulation during the past three years and, to the knowledge of Torque, no audit of Torque or any the Torque Subsidiaries is currently being performed pursuant to any provincial workers’ compensation statute or regulation, and, to the knowledge of Torque, there are no claims or potential claims which may materially adversely affect Torque’s or any of the Torque Subsidiaries’ accident cost experience in respect of the business.

(v) No employee plan of Torque or any of the Torque Subsidiaries contains or has ever contained a “defined benefit provision” as such term is defined in subsection 147.1 of the Income Tax Act (Canada), as amended from time to time.

(vi) All employee plans of Torque and the Torque Subsidiaries are and have been established, registered, funded and administered in all material respects: (x) in accordance with applicable Laws and (y) in accordance with their terms. To the knowledge of Torque, no fact or circumstance exists which could adversely affect the registered status of any such employee plan.

(vii) All contributions, premiums or taxes required to be made or paid by Torque or any of the Torque Subsidiaries under the terms of each employee plan of Torque and the Torque Subsidiaries or by applicable Laws have been made in a timely fashion.

3.2.28 Related Party Transactions

There are no contracts or other transactions currently in place between Torque or any of the Torque Subsidiaries, on the one hand, and: (i) any officer or director of Torque or any of the Torque Subsidiaries; and (ii) any affiliate or associate of any such, officer or director. To the knowledge of Torque, no related party of Torque (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Torque Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

3.2.29 Brokers

No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Torque or any of the Torque Subsidiaries. Torque has provided to UMG correct and complete copies of the agreements under which each any advisor has agreed to provide services to Torque.

3.2.30 Disclosure.

The representations and warranties and other factual statements of Torque contained in this Agreement, and all information in the Schedules hereto, taken as a whole, do not, to its knowledge, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made herein and therein not misleading.

3.3 Non-Waiver.

No investigations made by or on behalf of any of the Parties at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any other party herein or pursuant hereto, unless disclosure of the fact at issue is expressly made in writing to the other party prior to the execution hereof and such disclosure contains no material untrue statement.

3.4 Survival.

For greater certainty, the representations and warranties of UMG and Torque contained herein shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Date.

Article 4

COVENANTS

4.1 Covenants of UMG.

(a)	UMG covenants and agrees that, during the Pre-Effective Date Period, except with the consent of Torque, such consent not to be unreasonably withheld, UMG will, and will cause each of the UMG Subsidiaries to:

(i)	not dispose of any material assets;

(ii)	not commence to undertake a substantial or unusual expansion of its business facilities or an expansion that is out of the ordinary course of business consistent with prior practice;

(iii)	not to split, combine or reclassify any of the UMG Shares or declare or pay any dividends on or make any other distributions (in either case, in stock or property) on or in respect of its outstanding shares;

(iv)	not amend its articles or other constating documents;

(v)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of UMG or any of the UMG Subsidiaries;

(vi)	not acquire or agree to acquire any of its outstanding shares or other securities;

(vii)	not reorganize, amalgamate or merge with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof;

(viii)	not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(ix)	not enter into any material contract, agreement, license, franchise, lease transaction, commitment or other right or obligation or amend, modify, relinquish, terminate or fail to renew in any material respect any Material Agreement;

(x)	other than in the ordinary course of business consistent with past practice, not to sell, option, transfer, joint venture or otherwise encumber any of its assets or the UMG Subsidiaries;

(xi)	except as contemplated in Section 4.5(a), amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of UMG and UMG Subsidiaries in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(xii)	not take any action that would reasonably be expect to prevent or significantly impede the Arrangement; and

(xiii)	promptly advise Torque orally and, if then requested, in writing, with the full particulars of any:

(A)	event occurring subsequent to the date of this Agreement that would render any representation or warranty of UMG contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the date of this Agreement), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

(B)	Material Adverse Change in respect of UMG; and

(C)	breach by UMG of any covenant or agreement contained in this Agreement;

(xiv)	issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any UMG Shares or any other securities of UMG or the UMG Subsidiaries, or any options, warrants, restricted share units or similar rights exercisable or exchangeable for or convertible into UMG Shares, or other rights that are linked to the price or the value of UMG Shares, except for the issuance of UMG Shares contemplated by the UMG Private Placement;

(xv)	reduce the stated capital of any of its securities;

(xvi)	make any bonus or profit sharing distribution or similar payment of any kind;

(xvii)	make any change in UMG’s methods of accounting, except as required by concurrent changes in IFRS or as required by a Governmental Entity;

(xviii)	except as required by Law: (i) increase any severance, change of control or termination pay (or improvements to notice or pay in lieu of notice) to (or amend any existing arrangement with) any current or former UMG employee or any current or former director of UMG or any of the UMG Subsidiaries; (ii) increase the benefits payable under any existing severance or termination pay policies with any current or former UMG employee or any current or former director of UMG or any of the UMG Subsidiaries; (iii) increase the benefits payable under any employment agreements with any current or former UMG employee or any current or former director of UMG or any of the UMG Subsidiaries; (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any current or former UMG employee or any current or former director of UMG or any of the UMG Subsidiaries; (v) increase compensation, bonus levels or other benefits payable to any current or former UMG employee or any current or former director of UMG or any of the UMG Subsidiaries; (vi) adopt any new employee plan or any amendment or modification of an existing employee plan; (vii) approve or take any action to accelerate the vesting of any compensation securities; (viii) increase or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any employee plan; (ix) grant any equity, equity-based or similar awards; or (x) reduce UMG’s or the UMG Subsidiaries work force except in the ordinary course of business;

(b)	UMG shall perform all obligations required or desirable to be performed by UMG under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and without limiting the generality of the foregoing, UMG shall:

(i)	use all reasonable efforts to obtain the approvals of UMG Shareholders to the Arrangement at the UMG Meeting, as provided for in the Interim Order;

(ii)	ensure the UMG Board recommends to the UMG Shareholders to vote in favour of the Arrangement Resolution;

(iii)	apply for and use all reasonable efforts to obtain the Interim Order and the Final Order, as applicable;

(iv)	carry out the terms applicable to it of the Interim Order and the Final Order, as applicable, and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on UMG with respect to the transactions contemplated hereby and by the Arrangement;

(v)	use its reasonable commercial efforts to complete the UMG Private Placement prior to or concurrent with the closing of the Arrangement;

(vi)	defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(vii)	use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby;

(viii)	in connection with the Arrangement and other transactions contemplated hereby, use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by UMG or the UMG Subsidiaries from other parties pursuant to the Material Agreements;

(ix)	use all reasonable efforts to cause the Effective Date to occur before the Outside Date; and

(x)	use all reasonable efforts to satisfy all conditions precedent set forth in Section 5.1 and Section 5.2 of this Agreement.

4.2 Covenants of Torque.

(a)	Torque covenants and agrees that, during the Pre-Effective Date Period, except with the consent of UMG, such consent not to be unreasonably withheld, Torque will:

(i)	not split, combine or reclassify any of its outstanding shares, nor declare or pay any dividends on or make any other distributions (in either case, in stock or property) on or in respect of its outstanding shares;

(ii)	not amend its bylaws or articles or other constating documents;

(iii)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Torque;

(iv)	not acquire or agree to acquire any of its outstanding shares or other securities;

(v)	not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(vi)	not take any action that would reasonably be expect to prevent or significantly impede the Arrangement; and

(vii)	promptly advise UMG orally and, if then requested, in writing, with the full particulars of any:

(A)	event occurring subsequent to the date of this Agreement that would render any representation or warranty of Torque contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the date of this Agreement), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

(B)	Material Adverse Change in respect of Torque; and

(C)	breach by Torque of any covenant or agreement contained in this Agreement.

(b)	Torque shall perform all obligations required or desirable to be performed by Torque under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and without limiting the generality of the foregoing, Torque shall:

(i)	use all reasonable efforts to apply for, and obtain, all necessary approvals of the TSXV, including, but not limited to, applying to list the Torque Shares issuable pursuant to the Arrangement;

(ii)	defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(iii)	use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby;

(iv)	in connection with the Arrangement and other transactions contemplated hereby, use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by Torque from other parties pursuant to the Torque Material Agreements;

(v)	use all reasonable efforts to cause the Effective Date to occur before the Outside Date; and

(vi)	use all reasonable efforts to satisfy all conditions precedent set forth in Section 5.1 and Section 5.3 of this Agreement.

4.3 Non-Solicitation Covenant.

(a)	UMG shall immediately cease and cause to be terminated all existing discussions and negotiations (including through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal in respect of UMG and shall immediately request the return or destruction of all information respecting UMG provided to any third parties who have entered into a confidentiality agreement with UMG relating to an Acquisition Proposal in respect of UMG and shall use all commercial efforts to ensure that such requests are honoured. UMG undertakes to enforce all standstill, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the date hereof.

(b)	UMG shall not, directly or indirectly, do or authorize or permit any of its officers, directors, employees, representatives, advisors and agents and its subsidiaries and their representatives, advisors, agents, officers, directors and employees (collectively, ”Representatives”) to do, any of the following:

(i)	solicit, assist, initiate, encourage or in any way knowingly facilitate any Acquisition Proposal in respect of UMG;

(ii)	enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii)	waive, modify or release any third party from, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, modify or release any third party from, or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including without limitation any “standstill provisions” thereunder; or

(iv)	accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to, or endorse or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, UMG and its officers, directors and advisers may, prior to the approval of the Arrangement Resolution at the UMG Meeting:

(v)	enter into or participate in any discussions or negotiations with a third party who, without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by UMG or any of its Representatives, seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of UMG in a form to be agreed upon between the Parties (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Torque as set out below), may furnish to such third party information concerning UMG and its business, properties and assets, in each case if, and only to the extent that:

(A)	the third party has first made a written bona fide Acquisition Proposal which the UMG Board determines in good faith: (1) did not result from a breach of this Agreement or any other agreement between the third party making such Acquisition Proposal and UMG; (2) complies with all applicable Laws; (3) in respect of which any financing, funds or other consideration necessary to complete the Acquisition Proposal have been demonstrated to the satisfaction of the UMG Board (after receiving advice from its financial advisor(s) and outside legal counsel), to have been obtained or are reasonably likely to be obtained (as evidenced by a written financing commitment from one or more financially sound financial institutions of national reputation) to fund completion of the Acquisition Proposal at the time and on the basis set out therein; (4) after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms, result in a transaction financially superior for the UMG Shareholders compared to the transaction contemplated by this Agreement; (5) after consultation with its financial advisor(s) and outside legal counsel, is reasonably likely to be consummated without undue delay within the time and on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; (6) is not subject to any due diligence or access condition, other than to permit access to the books, records or personnel of UMG which is not more extensive than that which would be customarily provided for confirmatory due diligence purposes and which access shall not extend beyond the fifth calendar day after which such access is first afforded to the person making the Acquisition Proposal; and (7) after receiving the advice of outside legal counsel, as reflected in minutes of a meeting of the UMG Board, that the taking of such action is necessary for the UMG Board to act in a manner consistent with its fiduciary duties under applicable Laws (a “Superior Proposal”); and

(B)	prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, UMG shall: (1) provide prompt notice to Torque to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to Torque, copies of all information provided to such third party concurrently with the provision of such information to such third party; (2) notify Torque orally and in writing of any inquiries, offers or proposals with respect to an actual or contemplated Superior Proposal (which written notice shall include a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Torque and copies of all information provided to the third party), within 24 hours of the receipt thereof; and (3) keep Torque informed of the status and details of any such inquiry, offer or proposal and answer the reasonable questions of Torque with respect thereto;

(vi)	comply with Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Canadian and U.S. securities laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)	accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation: (A) the UMG Board concludes in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 4.3(c) and after receiving the advice of outside counsel as reflected in minutes of a meeting of the UMG Board, that the taking of such action is necessary for the UMG Board to act in a manner consistent with its fiduciary duties under applicable Laws; (B) UMG complies with its obligations set forth in Section 4.3(c); and (C) UMG terminates this Agreement in accordance with Section 7.2(g), and concurrently therewith pays the amount required by Section 6.1 to Torque.

In the event that the UMG does not have the financial resources to pay the amount required by Section 6.1 to Torque, the terms of such Acquisition Proposal shall provide that the person making such Superior Proposal shall advance or otherwise provide UMG the cash required for UMG to pay the amount required by Section 6.1 to Torque and such amount shall be advanced or provided on or before the date such amount becomes payable.

(c)	Following receipt of a Superior Proposal, UMG shall give Torque, orally and in writing, at least 5 Business Days advance notice of any decision by the UMG Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall (i) confirm that the UMG Board has determined that such Acquisition Proposal constitutes a Superior Proposal, (ii) identify the third party making the Superior Proposal, (iii) provide a true and complete copy thereof, including all financing documents, and any amendments thereto, and (iv) confirm that the UMG Board shall accept, recommend, approve or enter into an agreement to implement the Superior Proposal following the expiry of such 5 Business Days period if Torque and its financial and legal advisors have not made such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable UMG to proceed with the Arrangement as amended, rather than the Superior Proposal.

During such 5 Business Days period, UMG agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during 5 Business Days period, UMG shall, and shall cause its financial and legal advisors to, negotiate in good faith with Torque and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable UMG to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Torque proposes to amend this Agreement and the Arrangement on a basis such that the UMG Board determines that the proposed transaction is no longer a Superior Proposal and so advises the UMG Board prior to the expiry of such period, the UMG Board shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement and the Parties shall enter into an agreement to reflect such proposed amendments. UMG agrees that, subject to UMG’s disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the UMG’s Representatives, without Torque’s prior written consent. If the UMG Board determines that such Acquisition Proposal would cease to be a Superior Proposal, UMG shall promptly so advise Torque and UMG and Torque shall amend this Agreement to reflect such offer made by Torque, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

In the event that UMG provides the notice contemplated by this Section 4.3(c) on a date which is less than 5 Business Days prior to the UMG Meeting, Torque shall be entitled to require UMG to adjourn or postpone the UMG Meeting to a date that is not more than ten business days after the date of such notice.

(d)	Nothing contained in this Agreement shall prohibit the UMG Board from withdrawing, modifying, qualifying or changing its recommendation to the UMG Shareholders in respect of the transactions contemplated hereby prior to the receipt of the requisite approval by such securityholders, if the UMG Board determines, in good faith (after consultation with its financial advisor(s) and after receiving written advice of outside counsel), that such withdrawal, modification, qualification or change is necessary for the UMG Board to act in a manner consistent with its fiduciary duties under applicable Laws; provided that: (i) not less than 5 Business Days before the UMG Board considers any Acquisition Proposal in respect of any such withdrawal, modification, qualification or change, UMG shall give Torque written notice of such proposal and promptly advise Torque of the proposed consideration of such proposal; and (ii) the foregoing shall not relieve UMG from its obligation to proceed to call and hold the UMG Meeting and to hold the vote on the Arrangement Resolution (provided that, except as required under applicable Laws, UMG shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where this Agreement is terminated in accordance with the terms hereof.

(e)	Notwithstanding any other provision hereof, promptly, and in any event within one business day after the receipt by UMG or by its Representatives of any Acquisition Proposal, or any material amendments to such Acquisition Proposal, or any request for non-public information relating to UMG, UMG shall notify Torque at first orally and then in writing, and such written notification shall include a copy of any Acquisition Proposal or material amendments to such Acquisition Proposal.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the UMG Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 4.3, and Torque shall be afforded a new 5 Business Day period to match any new Acquisition Proposal from the later of the date on which Torque received notice of the Superior Proposal and a copy of the proposed definitive agreement for the new Superior Proposal from UMG.

(f)	UMG represents and warrants that UMG has not waived any confidentiality, standstill or similar agreement or restriction to which UMG or the UMG Subsidiaries is a party relating to an Acquisition Proposal, and covenants and agrees that (i) UMG shall take all necessary action to enforce each confidentiality, standstill, use, business purpose or similar agreement or restriction to which UMG or the UMG Subsidiaries is a party, and (ii) neither UMG or the UMG Subsidiaries nor any of their respective Representatives will, without the prior written consent of Torque (which consent may be withheld or delayed in Torque’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting UMG or the UMG Subsidiaries, under any confidentiality, standstill, use, business purpose or similar agreement or restriction to which UMG or the UMG Subsidiaries is a party, it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement or restriction as a result of entering into and announcement of this Agreement by UMG pursuant to the express terms of any such agreement or restriction, shall not be a violation of this Section 4.3 and that UMG shall not be prohibited from considering a Superior Proposal from a party whose obligations so terminated automatically upon the entering into and announcement of this Agreement.

(g)	UMG shall ensure that its Representatives are aware of the provisions of this Section 4.3 applicable to UMG. UMG shall be responsible for any breach of this Section 4.3 by its Representatives.

4.4 Access to Information.

Subject to applicable Laws, upon reasonable notice, UMG shall afford Torque’s officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) access, during normal business hours in the Pre-Effective Date Period to such properties, books, contracts and records and other documents, information or data relating to UMG and the UMG Subsidiaries which Torque or its Representatives deem necessary or advisable to review in making an examination of UMG, the UMG Subsidiaries and the business, as well as to its management personnel, and, during such period, UMG shall furnish promptly to Torque all information concerning UMG, the UMG Subsidiaries and their respective business, properties and personnel as Torque or its Representatives may reasonably request. Subject to applicable Laws, upon reasonable notice, Torque shall afford UMG’s Representatives access, during normal business hours in the Pre-Effective Date Period to such of Torque’s management personnel as Torque may determine, acting reasonably, and, during such period, Torque shall furnish promptly to UMG all information respecting material changes in Torque’s business, properties and personnel as UMG may reasonably request. At the request of Torque, UMG will execute or cause to be executed such consents, authorizations and directions as may be necessary to enable Torque or its Representatives to obtain full access to all files and records relating to UMG, the UMG Subsidiaries or their respective assets maintained by any Governmental Entity.

4.5 Indemnification and Insurance.

(a)	Prior to the Effective Date, UMG shall purchase customary “tail” or “run-off” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by UMG and UMG Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Torque will, or will cause UMG and UMG Subsidiaries to, maintain such policies in effect without any reduction in scope or coverage for a period of not less than six years from the Effective Date; provided that Torque shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of UMG’s current annual aggregate premium for policies currently maintained by UMG or the UMG Subsidiaries.

(b)	Torque shall, from and after the Effective Time, honour all rights to indemnification now existing in favour of present and former officers and directors of UMG and UMG Subsidiaries with respect to UMG or UMG Subsidiaries to the extent they have been disclosed in the UMG Disclosure Letter, and acknowledges that such rights, to the extent they have been disclosed in the UMG Disclosure Letter, shall survive unamended from the completion of the Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(c)	If the Parties, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, Torque shall ensure that any such successor or assign (including, as applicable, any acquiror of substantially all of the properties and assets of UMG and UMG Subsidiaries) assumes all of the obligations set forth in this Section 4.5.

4.6 Covenant Regarding Representations and Warranties.

Each of UMG and Torque covenants that it will use all reasonable efforts to ensure that the representations and warranties given by it and contained in Article 3 are true and correct on and as at the Effective Date (except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by the other Party) or if not true, do not have a Material Adverse Effect on such Party.

4.7 Confidentiality.

From and after the Effective Date, UMG and the UMG Subsidiaries shall hold, and shall use its reasonable best efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning Torque, except to the extent that UMG and the UMG Subsidiaries can show that such information: (a) is generally available to, and known by, the public through no fault of UMG or the UMG Subsidiaries, or any of their respective Representatives; or (b) is lawfully acquired by UMG or the UMG Subsidiaries or any of their respective Representatives from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If UMG or the UMG Subsidiaries or any of their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, UMG shall promptly notify Torque in writing and shall disclose only that portion of such information that UMG or the UMG Subsidiaries is advised by its counsel in writing is legally required to be disclosed; provided that UMG or the UMG Subsidiaries shall use its reasonably best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Article 5

CONDITIONS

5.1 Mutual Conditions Precedent.

The respective obligations of the Parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of Torque and UMG:

(a)	the Interim Order shall have been granted on or before November 21, 2019, in form and substance satisfactory to each of Torque and UMG, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Torque or UMG, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed by the UMG Shareholders in accordance with the Interim Order on or before December 24, 2019 and in form and substance satisfactory to each of Torque and UMG, acting reasonably;

(c)	the Final Order shall have been granted on a date that is no later than December 24, 2019;

(d)	the Effective Date shall have occurred on or before the Outside Date;

(e)	the UMG Private Placement shall have been completed prior to or concurrently with the closing of the Arrangement;

(f)	Torque shall have received conditional approval of the Arrangement by the TSXV together with any other required approvals of the TSXV necessary to complete the transactions contemplated in this Agreement;

(g)	the Torque Securities issuable in connection with the Arrangement, including but not limited to, the Torque Shares to be issued in exchange for the UMG Shares (including the UMG Shares issued in connection with the UMG Private Placement), shall have been conditionally approved for listing on the TSXV, subject to fulfillment of the TSXV’s conditions, including the usual and ordinary listing requirements;

(h)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding (other than an appeal made in connection with the Arrangement), of a judicial or administrative nature or otherwise, in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof or would otherwise be inconsistent with the Regulatory Approvals which have been obtained;

(i)	this Agreement shall not have been terminated pursuant to Article 7;

(j)	the issuance of the Torque Securities pursuant to the Arrangement will be exempt from the registration requirements of the U.S. Securities Act and the issuance of the Torque Securities will be exempt from the prospectus requirements of applicable Securities Laws in each of the Provinces of Canada in which holders of UMG Securities are resident; and such Torque Securities will not be subject to hold periods under the Securities Laws of Canada or the United States except as may be imposed by Rule 144 under the U.S. Securities Act with respect to affiliates or except by reason of the existence of any controlling interest in Torque pursuant to the Securities Laws of any applicable jurisdiction;

(k)	there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success, seeking to restrain or prohibit the consummation of the Plan of Arrangement or any of the transactions contemplated by this Agreement or seeking to obtain from any of the Parties any damages that are material in relation to UMG; and

(l)	all other consents, waivers, permits, orders and approvals of any Governmental Entity, in connection with, or required to permit the consummation of the Arrangement and the other transactions contemplated herein, the failure of which would have a Material Adverse Effect on Torque or UMG shall have been obtained or received on terms that will not have a Material Adverse Effect on Torque and/or UMG.

5.2 Additional Conditions Precedent to the Obligations of Torque.

The obligations of Torque to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of Torque and may be waived by Torque):

(a)	all covenants and agreements of UMG under this Agreement to be performed or observed on or before the Effective Date shall have been duly performed and observed by UMG in all material respects and Torque shall have received a certificate of UMG addressed to Torque and dated the Effective Date, signed on behalf of UMG by two directors or senior executive officers of UMG, confirming the same as at the Effective Date;

(b)	the representations and warranties of UMG contained in this Agreement shall be true and correct in all respects (it being understood that, for the purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by Torque), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on UMG, and Torque shall have received a certificate of UMG addressed to Torque and dated the Effective Date, signed on behalf of UMG by two directors or senior executive officers of UMG, confirming the same as at the Effective Date;

(c)	between the date hereof and the Effective Date, there shall not have occurred a Material Adverse Change to UMG;

(d)	immediately prior to the Effective Time, Torque shall be satisfied there shall be not more than 43,294,402 UMG Shares plus the UMG Shares to be issued in connection with the UMG Private Placement and upon the exercise of UMG Broker Options, UMG Options and UMG Warrants outstanding and Torque shall be satisfied that upon completion of the Arrangement, no Person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued securities of UMG, other than the UMG Broker Options, UMG Options and the UMG Warrants;

(e)	the UMG Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by UMG, to permit the consummation of the Arrangement;

(f)	holders of more than 5% of the issued and outstanding UMG Shares shall not have exercised the Dissent Rights in respect of the Arrangement and UMG has delivered a certificate confirming same to Torque, executed by two senior officers of UMG (in each case without personal liability) addressed to Torque and dated the Effective Date;

(g)	there is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person) pending or threatened in any jurisdiction to: (A) cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Torque’s ability to acquire, hold, or exercise full rights of ownership over, any UMG Shares, including the right to vote the UMG Shares; (B) prohibit or restrict the Arrangement, or the ownership or operation by Torque of a material portion of the business or assets of Torque, UMG or any of the UMG Subsidiaries, or compel Torque to dispose of or hold separate any material portion of the business or assets of the Torque, UMG or any of the UMG Subsidiaries as a result of the Arrangement or the transactions contemplated by this Agreement; or (C) prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect on UMG or Torque;

(h)	all Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the failure of which to obtain individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect on UMG or would be reasonably expected to be material and adverse to Torque, shall have been obtained or received on terms that are acceptable to Torque, acting reasonably;

(i)	since the date of this Agreement, there shall have not occurred a Material Adverse Effect to UMG and UMG has delivered a certificate confirming same to Torque, executed by two senior officers of UMG (in each case without personal liability) addressed to Torque and dated the Effective Date;

(j)	except as contemplated herein or as expressly set forth in the UMG Disclosure Letter, no cash distributions on the UMG Shares, employee compensation adjustments or any grant of equity interests or other share-based compensation shall have been made by UMG after the date hereof prior to the Effective Date; and

(k)	Torque’s acquisition of All In Sports SRL (“AIS”) shall have been completed prior to the closing of the Arrangement.

Torque may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by it with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Torque in complying with its obligations hereunder.

5.3 Additional Conditions Precedent to the Obligations of UMG.

The obligations of UMG to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of UMG and may be waived by UMG):

(a)	all covenants and agreements of Torque under this Agreement to be performed or observed on or before the Effective Date shall have been duly performed and observed by Torque in all material respects and UMG shall have received a certificate of Torque addressed to UMG and dated the Effective Date, signed on behalf of Torque by two directors or senior executive officers of Torque, confirming the same as at the Effective Date;

(b)	the representations and warranties of Torque contained in this Agreement shall be true and correct in all respects (it being understood that, for the purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by UMG), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Torque, and UMG shall have received a certificate of Torque addressed to UMG and dated the Effective Date, signed on behalf of Torque by two directors or senior executive officers of Torque, confirming the same as at the Effective Date;

(c)	between the date hereof and the Effective Date, there shall not have occurred a Material Adverse Change to Torque; and

(d)	the Torque Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Torque, to permit the consummation of the Arrangement and reconstitution of the Torque Board and change of management contemplated in Section 2.6.

UMG may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by UMG with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by UMG in complying with its obligations hereunder.

5.4 Notice and Cure Provisions.

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect between the date hereof and the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party hereto contained in Section 5.1, 5.2 and 5.3, as the case may be.

Subject as herein provided, a Party may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 5.1, 5.2 and 5.3 in favour of such Party, or exercise any termination right arising therefrom, if forthwith, and in any event prior to the Effective Date, such Party has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered and the Party receiving such notice is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party delivering such notice may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of ten Business Days from such notice. If such notice has been delivered prior to the date of the UMG Meeting, such meeting shall be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter.

5.5 Satisfaction of Conditions.

The conditions precedent set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the approval of Torque and UMG, the Arrangement is completed.

Article 6

Agreement as to Damages

6.1 If at any time after the execution of this Agreement:

(a)	the UMG Board has withdrawn, modified, qualified or changed any of its recommendations or determinations referred to in Section 4.1(b)(ii) (including, for greater certainty, in the circumstances contemplated by Section 4.3(d)) in a manner adverse to Torque or shall have resolved to do so prior to the Effective Date, or has failed to publicly reconfirm any such recommendation upon the request of Torque prior to the earlier of five days following such request or 72 hours prior to the UMG Meeting (unless Torque is then in material breach of its obligations hereunder and such withdrawal, change or failure relates to such breach);

(b)	a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the UMG Shareholders or any person shall have publicly announced an intention to make a bona fide Acquisition Proposal in respect of UMG and, after such Acquisition Proposal shall have been made known, made or announced, UMG Shareholders do not approve the Arrangement or the Arrangement Resolution and such Acquisition Proposal or an amended version thereof relating to UMG is consummated or effected as applicable within 12 months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

(c)	the UMG Board accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)	UMG is in breach of or non-compliance with any of its covenants made in this Agreement, which breach or non-compliance individually or in the aggregate causes or would reasonably be expected to cause a UMG Material Adverse Change or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and UMG fails to cure such breach within five business days after receipt of written notice thereof from Torque;

(each of the above being a “UMG Damages Event”) then in the event of the termination of this Agreement pursuant to Section 7.2 as a result thereof, UMG shall pay to Torque, within two business days of the first to occur of the foregoing, a fee in the amount of $300,000 as liquidated damages in immediately available funds to an account designated by Torque, and after such event but prior to payment of such amount, UMG shall be deemed to hold such funds in trust for Torque; provided that in the case of a UMG Damages Event pursuant to Section 6.1(c) such payment shall be made by UMG to Torque concurrently with the acceptance, recommending, approving or entering into of the Superior Proposal by UMG. UMG shall only be obligated to pay Torque a maximum of $300,000 pursuant to this Section 6.1.

6.2

If at any time after the execution of this Agreement Torque is in breach of or non-compliance with any of its covenants made in this Agreement, which breach or non-compliance individually or in the aggregate causes or would reasonably be expected to cause a Torque Material Adverse Change or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and Torque fails to cure such breach within five business days after receipt of written notice thereof from UMG (each of the above being a “Torque Damages Event”) then in the event of the termination of this Agreement pursuant to Section 7.2 as a result thereof, Torque shall pay to UMG, within two business days of the first to occur of the foregoing, a fee in the amount of $300,000 as liquidated damages in immediately available funds to an account designated by UMG, and after such event but prior to payment of such amount, Torque shall be deemed to hold such funds in trust for UMG. Torque shall only be obligated to pay UMG a maximum of $300,000 pursuant to this Section 6.2.

6.3 Fees and Expenses

(a)	Subject to Sections 6.3(b) and 7.2(c), each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Plan of Arrangement.

(b)	If: (i) this Agreement is terminated because of the failure of the condition in Section 5.1(b); or (ii) this Agreement is terminated by Torque pursuant to Section 7.2(c) and at the time of such termination there is a state of facts or circumstances that would cause the conditions set forth in Section 5.1(b) not to be satisfied, notwithstanding the availability of any cure period, UMG shall pay Torque an amount equal to $300,000 as reimbursement to Torque for its out-of-pocket expenses incurred in connection with the Plan of Arrangement, provided that if Torque is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount shall not be payable.

(c)	If: (i) this Agreement is terminated because of the failure of the condition in Section 5.2(b); or (ii) this Agreement is terminated by UMG pursuant to Section 7.2(c) and at the time of such termination there is a state of facts or circumstances that would cause the conditions set forth in Section 5.2(b) not to be satisfied, notwithstanding the availability of any cure period, Torque shall pay UMG an amount equal to $100,000 as reimbursement to UMG for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if UMG is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount shall not be payable.

(d)	No fee shall be payable by UMG under Section 6.3(b) if UMG has paid a fee under Section 6.1.

(e)	No fee shall be payable by Torque under Section 6.3(c) if Torque has paid a fee under Section 6.2.

6.4 Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which Torque or UMG shall suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of any amounts pursuant to this Article 6 is the sole monetary remedy of Torque and UMG; provided, however, that this limitation shall not apply in the event of fraud or wilful breach of this Agreement by a Party.

Article 7

AMENDMENT AND TERMINATION

7.1 Amendment.

This Agreement may, at any time and from time to time before or after the holding of the UMG Meeting but not later than the Effective Date, be amended by mutual written agreement of the Parties hereto provided, however, that any such change, waiver or modification does not invalidate any required approval of the Parties’ respective securityholders.

7.2 Termination.

This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the UMG Shareholders or the Arrangement by the Court):

(a)	by mutual written consent of Torque and UMG;

(b)	by either Torque or UMG if: (i) the Arrangement Resolution shall have failed to receive the requisite vote of the appropriate UMG Shareholders for approval at the UMG Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or (ii) approval of the Final Order from the Court is not obtained, or if issued, has been set aside or modified in a manner unacceptable to Torque or UMG, acting reasonably, on appeal or otherwise;

(c)	by either Torque or UMG if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 7.2(c) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(d)	as provided in Section 5.4; provided that the Party seeking termination is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 5.1 or Sections 5.2 or 5.3, as applicable, not to be satisfied;

(e)	by Torque upon the occurrence of a UMG Damages Event as provided in Section 6.1;

(f)	by UMG upon the occurrence of a Torque Damages Event as provided in Section 6.2; or

(g)	by either Torque or UMG upon a decision by the UMG Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with Section 4.3(b)(vii), provided that, in the event of termination by UMG under this Section 7.2(g), UMG: (i) has complied with its obligations set forth in Section 4.3; and (ii) concurrently pays to Torque the amount required pursuant to Section 6.1.

(h)	If this Agreement is terminated in accordance with the foregoing provisions of this Section 7.2, no Party shall have any further liability to perform its obligations hereunder, provided that neither the termination of this Agreement nor anything contained in this Section 7.2(h) shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

7.3 Remedies.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (g) of Section 7.2, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder, except with respect to the obligations set forth in Sections 6.1, 6.2 and 6.3, where applicable. Nothing contained in this Section 7.3 shall relieve any Party from liability for any breach of any provision of this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to Section 4.7, except to the extent specified therein.

Article 8

GENERAL

8.1 Notices.

All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by electronic mail, in each case addressed to the particular party at:

(a)	If to UMG:

UMG Media Ltd.
Suite 650, 816 - 7th Avenue S.W.
Calgary, Alberta T2P 1A1

Attention:	David M. Antony
Email:	dantony@umggaming.com

with a copy to:

DLA Piper (Canada) LLP
1000, 250 - 2nd Street S.W.
Calgary, Alberta T2P 0C1

Attention:	Trevor Wong-Chor
Email:	trevor.wong-chor@dlapiper.com

(b)	If to Torque:

Torque Esports Corp.
3000 - 77 King St West
P.O. Box 95, TD Centre North Tower
Toronto, Ontario M5K 1G8

Attention:	Darren Cox
Email:	darren.cox@millennialesports.com

with a copy to:

Fogler, Rubinoff LLP
77 King Street West
Suite 3000, P.O. Box 95
TD Centre North Tower
Toronto, ON M5K 1G8

Attention:	Rick Moscone
Email:	rmoscone@foglers.com

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery thereof.

8.2 Assignment. Neither Party hereto may assign its rights or obligations under this Agreement or the Arrangement.

8.3 Binding Effect. This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors.

8.4 Waiver and Modification. Each of the Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waiver or consent to the modification of any of the obligations of the other Party hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting such waiver or consent.

8.5 Further Assurances. Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and things and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.6 Expenses. Except as otherwise provided in this Agreement, each Party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and consummation of the Arrangement.

8.7 Governing Laws. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as a Alberta contract.

8.8 Counterparts. This Agreement may be executed in one or more counterparts and by facsimile or other electronic means, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.

TORQUE ESPORTS CORP. by its authorized signatory:

Authorized Signatory

UMG MEDIA LTD. by its authorized signatory:

Authorized Signatory

Exhibit A

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF ALL THE UMG SECURITY HOLDERS THAT:

1.	The arrangement (the “Arrangement”) under Section 193 of Business Corporations Act (Alberta) (the “ABCA”) involving Torque Esports Corp. (“Torque”) and UMG Media Ltd. (“UMG”) is hereby authorized, approved and adopted;

2.	The arrangement agreement (the “Arrangement Agreement”) between Torque and UMG dated October 28, 2019, and all the transactions contemplated therein, the actions of the directors of UMG in approving the Arrangement and the actions of the officers of UMG in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

3.	The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Torque and UMG and implementing the Arrangement, the full text of which is set out in Exhibit B to the Arrangement Agreement is hereby authorized, approved and adopted;

4.	Notwithstanding that these special resolutions have been passed (and the Arrangement adopted) by the shareholders of UMG or that the Arrangement has been approved by the Court, the directors of UMG are hereby authorized and empowered, without further notice to, or approval of, the shareholders of UMG:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.	Any director or officer of UMG is hereby authorized and directed for and on behalf of UMG to execute and deliver, whether under the corporate seal of UMG or not, such documents as are necessary or desirable to the Registrar under the ABCA in accordance with the Arrangement Agreement for filing; and

6.	Any director or officer of UMG is hereby authorized, for and on behalf and in the name of UMG, to execute and deliver, whether under the corporate seal of UMG or not, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these special resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of UMG, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by UMG;

(c)	and such determination to be conclusively evidenced by the execution and delivery of such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments or the doing of any such act or thing.

Exhibit B

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the proposed arrangement involving Torque, UMG and the UMG Shareholders pursuant to section 193 of the ABCA, on the terms and conditions set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

“Arrangement Agreement” means the arrangement agreement between Torque and UMG with respect to the Arrangement, and all amendments thereto;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order, giving effect to the Arrangement;

“Business Day” means with respect to any action to be taken, any day, other than Saturday, Sunday or a statutory holiday in the place where such action is to be taken;

“Certificate” means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

“Consideration” means 0.081217 Torque Shares for each one UMG Share; “Court” means the Court of Queen’s Bench of Alberta;

“Depositary” means Computershare Trust Company of Canada at its offices referred to in the Letter of Transmittal;

“Dissent Rights” means the right of a registered UMG Shareholder to dissent to the resolution approving the Arrangement and to be paid the fair value of the UMG Shares in respect of which the holder dissents, all in accordance with Section 191 of the ABCA, the Interim Order and Article 5 hereof;

“Dissenting Shareholders” means the registered UMG Shareholders that validly exercise the Dissent Rights and “Dissenting Shareholder” means any one of them;

“Effective Date” means the date the Arrangement becomes effective under the ABCA;

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

“Eligible Holder” means a UMG Shareholder that is:

(a)	a resident of Canada for the purposes of the ITA, other than a UMG Shareholder that is exempt from tax under the ITA;

(b)	not a resident of Canada for the purposes of the ITA and whose UMG Shares constitute taxable Canadian property (as defined in the ITA), provided that any gain realized by such non-resident owner on the disposition of the UMG Shares will not be exempt from tax under the ITA by virtue of an applicable tax treaty or convention; or

(c)	a partnership, if one or more of its members would be Eligible Holders if the members held the shares directly;

“Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of UMG, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Interim Order” means the interim order of the Court concerning the Arrangement under Section 193(4) of the ABCA in respect of UMG, containing declarations and directions with respect to the Arrangement and the holding of the UMG Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“ITA” means means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

“Letter of Transmittal” means the letter of transmittal delivered to the UMG Shareholders pursuant to which UMG Shareholders will receive the Consideration for their UMG Shares and to deliver certificates representing their UMG Shares;

“Parties” means, collectively, UMG and Torque and “Party” means either one of them;

“Plan” or “Plan of Arrangement” means this plan of arrangement as amended or supplemented from time to time in accordance with the terms hereof and Article 7 of the Arrangement Agreement;

“Registrar” means the Registrar of Corporations duly appointed under the ABCA;

“Torque” means Torque Esports Corp., a corporation under the Ontario Business Corporations Act; “Torque Shares” means common shares of Torque;

“UMG” means UMG Media Ltd., a corporation incorporated under the ABCA;

“UMG Meeting” means the special meeting of the UMG Shareholders to be held to consider the Arrangement and related matters, and any adjournments thereof;

“UMG Shareholder” means the holders from time to time of UMG Shares; and “UMG Shares” means common shares in the capital of UMG;

1.2	The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5	In the event that the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant and subject to the provisions of, and forms part of, the Arrangement Agreement.

2.2	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the UMG Shareholders; (ii) UMG; and (iii) Torque.

2.3	The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3

ARRANGEMENT

3.1	Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)	the UMG Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall be deemed to have been transferred to Torque as of the Effective Time and such Dissenting Shareholders shall cease to have any rights as UMG Shareholders, other than the right to be paid the fair value of their UMG Shares in accordance with the Dissent Rights;

(b)	each UMG Share, other than such UMG Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time, shall be exchanged for the Consideration;

(c)	each UMG Shareholder shall deposit with the Depositary, a Letter of Transmittal, together with certificates representing such holder’s UMG Shares;

(d)	any deposit of a Letter of Transmittal and accompanying certificates may be made at any of the addresses of the Depositary specified in the Letter of Transmittal; and

(e)	any holder who holds UMG Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of UMG Shares may submit a separate Letter of Transmittal for each such beneficial owner.

3.2	With respect to each UMG Shareholder, other than Dissenting Shareholders, at the Effective Time upon the transfer of each UMG Share from the UMG Shareholders to Torque pursuant to Section 3.1(a):

(a)	each holder of a UMG Share shall cease to be a holder of the UMG Shares so transferred and the name of such holder shall be removed from the register of holders of UMG Shares as it relates to the UMG Shares so transferred;

(b)	Torque shall become the holder of the UMG Shares so transferred and shall be added to the register of holders of UMG Shares; and

(c)	Torque shall allot and issue to such holder the number of Torque Shares, if any, issuable to such holder on the basis set forth in Sections 3.1 and the name of such holder shall be added to the register of holders of Torque Shares.

ARTICLE 4

TAX ELECTIONS

4.1	An Eligible Holder (other than a Dissenting Shareholder) shall be entitled to make an income tax election pursuant to subsection 85(1) of the ITA or, if the holder is a partnership, subsection 85(2) of the ITA (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the transfer of such holder’s UMG Shares to Torque by providing two signed copies of the necessary prescribed election forms to Torque within 90 days following the Effective Date, duly completed with the details of the number of UMG Shares transferred and the applicable agreed amounts for the purpose of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the ITA (or any applicable provincial income tax law), the forms will be signed by Torque and forwarded by mail within 30 days after the receipt thereof by Torque to the UMG Shareholder for filing by the UMG Shareholder with Canada Revenue Agency (or the applicable provincial taxing authority). Torque will not be responsible for the proper completion of any election form and except for Torque’s obligation to forward the signed election form by mail within 30 days after receipt thereof by Torque, neither Torque nor any officers or directors of Torque will be responsible for any taxes, interest, penalties or any other costs or damages resulting from a failure to properly complete or file the election form in the form and manner prescribed by the ITA (or any applicable provincial income tax law). In its sole discretion, Torque may choose to sign and forward by mail to the UMG Shareholder an election form received more than 90 days following the Effective Date, but Torque will have no obligation to do so.

ARTICLE 5

OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1	From and after the Effective Time, certificates formerly representing UMG Shares shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, to receive the fair value of the UMG Shares represented by such certificates.

5.2	On the Effective Date, Torque shall provide to the Depositary an irrevocable treasury order authorizing the Depositary, as the registrar and transfer agent of the Torque Shares, to issue certificates representing the aggregate number of Torque Shares to which the UMG Shareholders are entitled in accordance with the terms of the Arrangement and a certified cheque, bank draft or wire transfer of funds in an amount equal to the aggregate cash payment to which the UMG Shareholders are entitled in accordance with the terms of the Arrangement. Subject to Section 5.6, from and after such provision, the Depositary shall be considered to hold such Torque Shares and funds for the sole benefit of the UMG Shareholders. Promptly upon receipt of the treasury order and funds delivered by Torque pursuant to this Section 5.12 and subject to any applicable withholding required pursuant to the ITA or equivalent provincial legislation, the Depositary shall, in the case of UMG Shareholders entitled to cash consideration in accordance with the terms of the Arrangement, cause individual cheques (or other form of immediately available funds) and, in the case of UMG Shareholders entitled to Torque Shares in accordance with the terms of the Arrangement, cause certificates representing Torque Shares: (a) to be forwarded as soon as practicable; or (b) if requested by such Shareholder in the Letter of Transmittal, to be made available as soon as practicable at the offices of the Depositary for pick-up by such UMG Shareholder; in respect of each UMG Shareholder that has deposited with the Depositary a duly completed and executed Letter of Transmittal, together with the share certificates representing the holder’s UMG Shares and such other documents and instruments as the Depositary may reasonably require. Such cheques and certificates shall be forwarded by first class mail, postage pre-paid, to the person and at the address specified in the relevant Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular holder in the register of holders of UMG Shares. Cheques and certificates mailed pursuant hereto will be deemed to have been delivered at the time of delivery thereof to the post office.

5.3	If any certificate which immediately prior to the Effective Time represented an interest in outstanding UMG Shares that were transferred or cancelled pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to Torque and its transfer agent, which bond is in form and substance satisfactory to Torque and its transfer agent, or shall otherwise indemnify Torque and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4	No fractional Torque Shares will be issued. In the event that a UMG Shareholder would otherwise be entitled to a fractional Torque Share hereunder, the number of Torque Shares issued to such UMG Shareholder shall be rounded up to the next greater whole number of Torque Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Torque Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all UMG Shares registered in the name of or beneficially held by such UMG Shareholder or their nominee shall be aggregated.

5.5	All dividends declared in respect of Torque Shares to which a former UMG Shareholder is entitled in accordance with the terms of the Arrangement, but for which a certificate representing the Torque Shares has not been delivered to such UMG Shareholder in accordance with this Article 5, shall be paid or delivered to the Depositary to be held in trust for such UMG Shareholder for delivery to the UMG Shareholder, net of all withholding and other taxes, upon delivery of the certificate in accordance with this Article 5.

5.6	Any certificate formerly representing UMG Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the day immediately preceding the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and, for greater certainty, the right of the holder of such UMG Shares to received Torque Shares shall be surrendered to Torque.

ARTICLE 6

DISSENTING SHAREHOLDERS

6.1	Each registered holder of UMG Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of UMG Shares and shall only be entitled to be paid the fair value of the holder’s UMG Shares by Torque. Notwithstanding the provisions of section 191 of the ABCA, the UMG Shares of a Dissenting Shareholder who is paid the fair value of the holder’s UMG Shares shall be deemed to have been transferred to Torque at the Effective Time. A Dissenting Shareholder who, for any reason is not entitled to be paid the fair value of the holder’s UMG Shares, shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of UMG Shares, notwithstanding the provisions of section 191 of the ABCA. The fair value of the UMG Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of UMG Shares at the UMG Meeting or, if not the same day, the day the last approval is obtained; but in no event shall UMG or Torque be required to recognize such Dissenting Shareholder as shareholders of UMG after the Effective Time and the names of such holders shall be removed from the applicable UMG register of shareholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 7

AMENDMENTS

7.1	UMG and Torque may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing and approved by both Torque and UMG; (ii) filed with the Court and, if made following the UMG Meeting, approved by the Court; and (iii) communicated to holders of UMG Shares if and as required by the Court.

7.2	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by UMG and Torque at any time prior to or at the UMG Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the UMG Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

7.3	UMG or Torque, with the consent of the other party, may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the UMG Meeting and prior to the Effective Time with the approval of the Court.

7.4	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by Torque and UMG, provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of the Torque and UMG, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Torque and UMG or any former holder of UMG Shares.